EXHIBIT 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR OF

AMAYA INC.

For the Annual Meeting of Shareholders

to be held on June 28, 2016

at 9:00 a.m.

May 27, 2016

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders (the “Shareholders”) of Amaya Inc. (“Amaya” or the “Corporation”) will be held at the Marriott Hotel, located at 1050 De La Gauchetière Street West, Montreal, Quebec H3B 4C9, at 9:00 a.m. (Eastern Time), on June 28, 2016, for the purposes of:

(a)	receiving the audited consolidated financial statements of the Corporation for the year ended December 31, 2015 and the report of the auditor thereon;

(b)	electing directors for the ensuing year;

(c)	appointing the auditor of the Corporation and authorizing the directors of the Corporation to fix its remuneration; and

(d)	transacting such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying management information circular (the “Information Circular”).

The directors of the Corporation have fixed the close of business on May 27, 2016 as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting.

Montréal, Québec, May 27, 2016.

By order of the Board of Directors

(s) Divyesh (Dave) Gadhia
Divyesh (Dave) Gadhia
Interim Chairman of the Board of Directors

IMPORTANT

Shareholders are encouraged to vote. Please complete, date and sign the enclosed form of proxy or voting instruction form and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., located at 100 University Street, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 9:00 a.m. (Eastern Time) on June 23, 2016, or, in the event the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. If you appoint Divyesh (Dave) Gadhia as your proxyholder, your common shares of the Corporation will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholders will vote IN FAVOUR of the matters indicated in items (b) to (d) hereinabove. Shareholders may also vote by telephone or internet by following the instructions provided in the enclosed form of proxy. If you choose to vote by telephone or internet, your vote must also be cast no later than 9:00 a.m. (Eastern Time) on June 23, 2016, or, in the event the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened.

These shareholder materials are being sent to both registered and non-registered owners of common shares of the Corporation (the “Common Shares”). If you are a non-registered owner of Common Shares, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

i

MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (this “Information Circular”) is provided in connection with the solicitation of proxies for use at the annual meeting (the “Meeting”) of shareholders (the “Shareholders”) of Amaya Inc. (the “Corporation” or “Amaya”) to be held on June 28, 2016, at the time and place and for the purposes stated in the accompanying notice of meeting (the “Notice of Meeting”). Unless otherwise indicated, the information contained in this Information Circular is given as of May 27, 2016.

NOTICE TO AMAYA SHAREHOLDERS IN THE UNITED STATES

Amaya is a corporation existing under the laws of Québec, Canada. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with provincial and Canadian corporate and securities laws. Shareholders should be aware that requirements under such provincial and Canadian laws differ from requirements under United States corporate and securities laws relating to United States corporations. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation and therefore this solicitation is not being effected in accordance with such corporate and securities laws.

CURRENCY

References to “dollars”, “CDN$” and “$” refer to Canadian dollars, “US$” refer to United States dollars and references to “£” refer to British Pound Sterling. Although the Corporation’s current presentation currency for its financial statements and management’s discussion and analysis thereon is the U.S. dollar, unless otherwise indicated, all dollar ($) amounts contained herein are in Canadian dollars, the Corporation’s presentation currency for the year ended December 31, 2015.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular contains certain information that may constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its customers and its industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Amaya’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Amaya’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Amaya can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Many factors could cause the Corporation’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the “Risk Factors and Uncertainties” section in Amaya’s annual information form for the year ended December 31, 2015 (the “2015 AIF”)

and under “Risk Factors and Uncertainties” and “Limitations on Key Metrics and Other Data” in Amaya’s Management’s Discussion and Analysis for the period ended March 31, 2016 (the “Q1 2016 MD&A”): the heavily regulated industry in which the Corporation carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and, natural events.

Although the Corporation cautions that the foregoing list of significant risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” and elsewhere in the 2015 AIF and the Q1 2016 MD&A, are not exhaustive, Shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this Information Circular describe Amaya’s expectations as of May 27, 2016 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Additional information relating to Amaya can be located under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

VOTING INFORMATION AND GENERAL PROXY MATTERS

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation and the expenses of this solicitation will be borne by the Corporation. The solicitation will be conducted primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation, without additional compensation. The Corporation shall directly deliver proxy documents to registered owners and non-registered owners of common shares of the Corporation (“Common Shares”) which are non-objecting beneficial owners through the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), and the Corporation shall bear the cost of such delivery. The Corporation will also reimburse brokers and other persons holding Common Shares on their behalf or on behalf of nominees for reasonable costs incurred in sending the proxy documents to non-registered owners who are objecting beneficial owners.

Voting Process

The voting process is different depending on whether you are a registered or non-registered owner of Common Shares and, if you are a non-registered owner of Common Shares, whether you are a non-objecting beneficial owner or objecting beneficial owner.

If you have Common Shares registered in your own name, you are a registered owner. If you do not hold Common Shares in your own name, you are a non-registered owner. If your Common Shares are listed in an account statement provided to you by a broker, then it is likely that those Common Shares will not be registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee.

There are two kinds of non-registered owners: (i) objecting beneficial owners, i.e., those who object to their name being made known to the issuers of shares which they own, and (ii) non-objecting beneficial owners, i.e., those who do not object to their name being made known to the issuers of the shares which they own. Non-objecting beneficial owners will receive a voting instruction form from the Corporation’s registrar and transfer agent, Computershare. This is to be completed and returned to Computershare in the envelope provided.

Securities regulation requires brokers or agents to seek voting instructions from objecting beneficial owners in advance of the Meeting. Objecting beneficial owners should be aware that brokers or agents can only vote Common Shares if instructed to do so by the objecting beneficial owner. Your broker or agent (or their agent, Broadridge Financial Solutions, Inc.) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your Common Shares are voted at the Meeting.

If you are an objecting beneficial owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your Common Shares at the Meeting, the voting instruction form or proxy must be returned to the broker or agent well in advance of the Meeting, as instructed by the broker or agent. If you wish to attend and vote your Common Shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

Record Date

The record date for determining those Shareholders entitled to receive notice and to vote at the Meeting is the close of business on May 27, 2016 (the “Record Date”). Only registered and non-registered owners of Common Shares as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. No person becoming a registered or non-registered owner after the Record Date shall be entitled to receive notice of the Meeting, nor can any registered or non-registered owner vote Common Shares they acquire after the Record Date at the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting. As of the Record Date there were 144,835,388 Common Shares issued and outstanding.

Appointment of Proxyholders

The person named as proxyholder in the enclosed form of proxy or voting instruction form, Divyesh (Dave) Gadhia, is a director and officer of the Corporation. You are entitled to appoint a person, who need not be a Shareholder, other than the persons designated in the enclosed form of proxy, to represent you at the Meeting. If you are a registered or non-objecting beneficial owner, such right may be exercised by inserting in the blank space provided in the form of proxy or voting instruction form the name of the person to be designated or by completing another form of proxy or voting instruction form and, in either case, depositing the form of proxy or voting instruction form with the registrar and transfer agent of the Corporation, Computershare located at 100 University Street, 8th Floor, Toronto, Ontario, M5J 2Y1, at any time before the proxy deadline, being 9:00 a.m. (Eastern Time) on June 23, 2016 or, in the event the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. Objecting beneficial owners should follow the instructions provided by their broker or agent and must return the form of proxy or voting instruction form as directed by their broker or agent sufficiently in advance of the proxy deadline to enable their broker or agent to act on it before the proxy deadline. The Corporation reserves the right to accept late proxies and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy.

Revocation of Proxies

You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date. Any new voting instructions, however, will only take effect if received prior to the proxy deadline. Registered and non-objecting beneficial owners may also revoke their proxy without providing new voting instructions by giving a notice in writing signed by such owner, or by his or her attorney authorized in writing to the registrar and transfer agent of the Corporation, Computershare, located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law; provided that if the registered or non-objecting beneficial owner is not an individual, the notice in writing must be signed by a duly authorized officer of such owner. Registered owners may attend the Meeting and vote in person and, if they do so, any voting instructions previously given by them for such Common Shares will be revoked. Objecting beneficial owners must contact their broker or agent in order to revoke their voting instructions and/or provide new voting instructions.

Exercise of Voting Rights by Proxies

The person named as proxies will vote or withhold from voting the Common Shares in respect of which they are appointed or vote for or against any particular question, in accordance with the instructions of the Shareholder appointing them. In the absence of such instructions, such Common Shares will be voted in favour of all the matters identified in the attached Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the person named therein to vote as they see fit with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or variation or other matter that comes before the Meeting is or is not routine or is contested. As at the date of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.

Except with respect to the election of directors, resolutions submitted to a vote of the Shareholders at the Meeting must be passed by a majority of the votes cast by the holders of Common Shares present at the Meeting in person or represented by proxy in order to be approved.

Voting in Person at the Meeting

Registered owners may attend and vote in person at the Meeting. Non-objecting beneficial owners wishing to attend and vote in person at the Meeting should insert their name in the space provided in the voting instruction form and deposit it with Computershare, at any time before the proxy deadline. Objecting beneficial owners wishing to attend and vote in person at the Meeting should follow the instructions provided by their broker or agent. If you are a Canadian resident objecting beneficial owner, you need only insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your broker or agent and you should not complete the voting section of the proxy form or voting information form, as you will vote in person at the Meeting. If you are an objecting beneficial owner resident in the United States, you will likely be instructed to mark the appropriate box on the other side of the voting instruction form to request a legal proxy to be issued and mailed to you by your broker or agent, and you will need to send the voting instruction form to your broker or agent, receive the legal proxy from your broker or agent and deposit the legal proxy with Computershare prior to the proxy deadline.

Interest of Certain Persons in Matters to Be Acted Upon

No person who has been a director or an executive officer of the Corporation nor any proposed nominee for election as a director of the Corporation at any time since the beginning of its last completed financial year, or any associate or affiliate of any such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth in this Information Circular.

Voting Securities and Principal Holders Thereof

As at May 27, 2016, 144,835,388 Common Shares were issued and outstanding, being the only class of shares of the Corporation entitled to be voted at the Meeting. To the knowledge of the board of directors of the Corporation (the “Board”) and management of the Corporation, as at May 27, 2016, no person owned or exercised control or direction over more than 10% of the issued and outstanding Common Shares, except for David Baazov (on March 29,

2016, the Corporation announced that Mr. Baazov was taking an indefinite paid leave of absence from the Corporation, effective March 28, 2016), who held 24,564,047 Common Shares, representing approximately 16.96% of all of the issued and outstanding Common Shares as of that date.

BUSINESS OF THE MEETING

The Meeting will be constituted as an annual meeting. The audited consolidated financial statements of the Corporation for the year ended December 31, 2015 and the auditor’s report thereon will be presented to the Shareholders at the Meeting, but no vote thereon or with respect thereto is required or proposed to be taken. Shareholders will be asked to consider and vote on:

A.	the election of the directors of the Corporation who will serve until the next annual meeting of Shareholders or until their successors are appointed;

B.	the appointment of the auditor of the Corporation who will serve until the end of the next annual meeting of Shareholders or until its successor is appointed, and authorizing the Board to fix its remuneration; and

C.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

A.	Presentation of the Financial Statements

As indicated above, the audited consolidated financial statements of the Corporation for the year ended December 31, 2015 and the auditor’s report thereon will be presented to the Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken.

B.	Election of Directors

The articles of the Corporation (the “Articles”) provide that the Board shall consist of not less than three and not more than fifteen directors. The number of directors currently in office is six. Each director of the Corporation elected will hold office until the next annual meeting of the Shareholders or until the election of his successor, unless he resigns or his office otherwise becomes vacant.

Majority Voting

The Corporation has adopted a majority voting policy pursuant to which any nominee for a director position who has more votes cast by ballot at a meeting of Shareholders of the Corporation at which directors are to be elected (or, if no ballot is conducted, votes represented by proxies validly deposited prior to that meeting) “withheld” from his or her election than are cast in favour of his or her election at that meeting must, immediately following that meeting, tender his or her resignation to the Board for consideration. Directors other than those who received more votes withheld than were voted in favour of their election shall consider, and within 90 days determine, whether or not to accept the resignation. The resignation shall be accepted absent exceptional circumstances and is effective when accepted by the Board. A press release disclosing the directors’ determination shall be issued promptly following such determination, and if the resignation is not accepted will include the reasons for doing so. Majority voting would not, however, apply in the event a director’s election is contested.

Advance Notice

The Corporation’s by-laws contain advance notice requirements for director nominations. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the attention of the Secretary of the Corporation, and include the information set forth in the advance notice by-laws of the Corporation. The notice must be made not less than 30 days and not more than 65 days prior to the date of the relevant shareholder meeting. The Corporation’s by-laws are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Nominees

Management of the Corporation proposes to nominate the persons whose names are set forth below to act as directors of the Corporation. Except where authority to vote on the election of directors is withheld, the person named in the accompanying form of proxy intend to vote IN FAVOUR of the election of each of the six nominees whose names are hereinafter set forth. If prior to the Meeting, any of the nominees shall for any reason become unable or unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy shall be used to vote for any other person or persons identified by the Board to serve as directors, unless the Shareholder has specified in the form of proxy that his, her or its Common Shares are to be withheld from voting on the election of directors. The Board and management of the Corporation have no reason to believe that any of such nominees will be unable or unwilling to serve, for any reason, if elected to office.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employment, their periods of service as directors of the Corporation and the number of Common Shares beneficially owned or over which control or direction is exercised by each of them, in each case as at May 27, 2016. Each director will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant.

Name of Proposed Directors	Position in the Corporation	Principal Occupation	Director Since	Common Shares, Directly or Indirectly, Beneficially Owned(1)
Divyesh (Dave) Gadhia Burnaby, British Columbia, Canada	Interim Chairman(2)(3)	Chairman, Spud.ca (local farmers and food producers network) and President, Atiga Investments Inc. (investment firm)	May 11, 2010	42,500
Harlan Goodson Sacramento, California, USA	Director(2)(3)	Attorney, The Law Office of Harlan W. Goodson (law firm)	May 11, 2010	5,571
Gen. Wesley K. Clark Little Rock, Arkansas, USA	Director(2)(3)	Chairman and Chief Executive Officer, Wesley K. Clark & Associates, LLC (strategic consulting firm)	May 11, 2010	15,000
Dr. Aubrey Zidenberg Toronto, Ontario, Canada	Director	President and Chief Executive Officer, Casino Amusements Canada	July 30, 2014	—
Alfred F. Hurley, Jr. New York, New York, USA	N/A	Corporate Director and Consultant	N/A	—
Paul J. McFeeters Toronto, Ontario, Canada	N/A	Corporate Director and Consultant	N/A	—

Notes:

(1)	The information as to the number of Common Shares beneficially owned or over which control is exercised is provided to the best of the knowledge of the Corporation based on publicly available information.
(2)	Member of the corporate governance, nominating and compensation committee (the “Corporate Governance, Nominating and Compensation Committee”).
(3)	Member of the audit committee (the “Audit Committee”).

The proposed directors, as a group, beneficially own, directly or indirectly, or exercise direction or control over, 63,071 Common Shares, representing approximately 0.04% of the issued and outstanding Common Shares as at May 27, 2016.

Biographies

Divyesh (Dave) Gadhia, CPA, C.A., ICD.D

Mr. Divyesh (Dave) Gadhia, 53, is the current Interim Chairman and Lead Independent Director of the Corporation. He served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, and currently serves as a director of Gateway Casinos & Entertainment Limited and Trian Equities. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and has also received the Business in Vancouver’s Top 40 Under 40 Award. Since 2010, Mr. Gadhia has been the Chairman of Spud.ca, a local farmers and food producers network, and the President of Atiga Investments Inc., an investment firm focused on consumer products. Mr. Gadhia is Chartered Public Accountant, a member of the Institute of Corporate Directors, and holds a business degree from Simon Fraser University.

Harlan Goodson

Mr. Harlan Goodson, 69, is a current director and served as the Director of California’s Division of Gambling Control from 1999 to 2003, during which he led the implementation of California’s Tribal-State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP for four years where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson’s biography was published in the 2000 edition of Who’s Who in American Law and in 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California’s Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming, and Tribal-State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America’s Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law.

General Wesley K. Clark

General Wesley K. Clark, 71, is a current director and serves as Chairman and Chief Executive Officer of Wesley K. Clark & Associates, a strategic consulting firm, since its founding in 2004. General Clark is, and has also been, a Co-Chairman of Growth Energy, an organization that represents producers and supporters of ethanol, since January 2009, senior fellow at UCLA’s Burkle Center for International Relations since 2006, Advisor at the Blackstone Group since 2013, Trustee of International Crisis Group since 2004, Founding Chair of City Year Little Rock/North Little Rock, an AmeriCorps program, which is a national service organization that unites young adults, since 2004, and Chairman of Enverra Inc., a banking and strategic advisory firm, since 2010, as well as serving on a number of private and public company boards. General Clark has authored four books and serves as a founding member of the Clinton Global Initiative, and Director of the Atlantic Council. General Clark retired a four star general after 38 years in the United States Army. He graduated first in his class at West Point and completed degrees in Philosophy, Politics and Economics at Oxford University (B.A. and M.A.) as a Rhodes Scholar. While serving in Vietnam, he commanded an infantry company in combat, where he was severely wounded and evacuated home on a stretcher. He later commanded at the battalion, brigade and division level, and served in a number of significant staff positions, including service as the Director Strategic Plans and Policy (J-5). In his last assignment as Supreme Allied Commander Europe he led NATO forces to victory in Operation Allied Force, saving 1.5 million Albanians from ethnic cleansing. His awards include the Presidential Medal of Freedom, Defense Distinguished Service Medal (five awards), Silver star, bronze star, purple heart, honorary knighthoods from the British and Dutch governments, and numerous other awards from other governments, including award of Commander of the Legion of Honor (France).

Aubrey Zidenberg

Dr. Aubrey Zidenberg, 63, is a current director and has served and currently serves as the President and Chief Executive Officer of Casino Amusements Canada, which offers commercial gaming industry experience to both the private sector and governments, since 1976. In addition, Dr. Zidenberg is a current director of Innova Gaming Group Inc., a company listed on the Toronto Stock Exchange (“TSX”), and the President, Chief Executive Officer and a director of ZAP Casinos Canada, a company associated with Penn National Gaming as it relates to Casino Rama in Ontario, Canada. Dr. Zidenberg is a gaming industry specialist with extensive experience in the development, implementation and operation of international gaming, tourism and entertainment projects since 1975, including, without limitation, in the areas of commercial gaming, operations and regulatory compliance, and has advised and consulted in these areas in both the government and the private sectors. He has worked internationally with companies such as Penn National Gaming, The Bahamas Amusement Corporation, Summa Corporation, Resorts International, Trump Organization, Playboy Casinos, Carnival Hotels & Casinos, Harrah’s and Hard Rock International. Since 2011, Dr. Zidenberg has been an International Vice President of B’nai Brith, an international human rights organization which has operated in Canada since 1875, and currently chairs its Special Advisory Council to the League for Human Rights. Dr. Zidenberg was a Member of the Board of the Responsible Gambling Council of Canada for over 15 years, and is registered with the Alcohol and Gaming Commission of Ontario and numerous other gaming authorities in various jurisdictions. Dr. Zidenberg is also a recipient of a 2002 Canadian Gaming Industry Award of Excellence, and in 2010, Dr. Zidenberg created and developed the First Nation Canadian Gaming Awards program. Dr. Zidenberg is currently the Chair of the York Regional Police – Investigative Services Community Advisory Council and has served in such position since 2013. A noted community leader, Dr. Zidenberg received an Honorary Doctorate of Laws degree from Assumption University in Windsor, Ontario in 2007 for his lifetime devotion to human rights work, was presented with the Queen Elizabeth II Golden Jubilee Medal in 2003 and the Queen Elizabeth II Diamond Jubilee Medal in 2013, in each case for his dedicated service to community and country. He was knighted Chevalier de France in 2012 and received the York Regional Police Service Board 2014 Civic Leadership Award in 2015. Dr. Zidenberg earned a B.A. from York University in 1975.

Alfred F. Hurley, Jr.

Mr. Alfred F. Hurley, Jr., 61, has been a director of New Mountain Finance Corporation, which is a business development company that is listed on the NYSE (“NMFC”), since 2010. He is the Chairman of NMFC’s Nomination and Governance and Compensation Committees and a member of its Audit and Valuation Committees. Mr. Hurley has also been a director of Merrill Corporation, which is a privately held company that provides outsourced solutions for complex, regulated and confidential business information since 2013. He serves as Chairman of Merrill’s Compensation and Governance and Human Resources Committee and as a member of the Audit Committee. Since February 2014, Mr. Hurley has been the sole member of a consulting business, Alfred F. Hurley, Jr. & Company, LLC. He was Vice Chairman of Emigrant Bank and Emigrant Bancorp (collectively, the “Bank”) from 2007 and 2009, respectively, to December 2012, and was a consultant at the Bank during 2013. His responsibilities at the Bank included advising the Bank’s Chief Executive Officer on strategic planning, acquisitions and divestitures, asset/liability management, on-line banking and new products. In addition, he was Chairman of the Bank’s Credit and Risk Management Committee from November 2008 to January 2012 and the Bank’s acting Chief Risk Officer from January 2009 until January 2012. Before joining the Bank, Mr. Hurley was the Chief Executive Officer of M. Safra & Co., a private money management firm, from 2004 to 2007. Prior to joining M. Safra & Co., Mr. Hurley worked at Merrill Lynch (“ML”) from 1976 to 2004. His latest management positions prior to his departure included serving as Senior Vice President of ML & Co. and Head of Global Private Equity Investing, Managing Director and Head of Japan Investment Banking and Capital Markets, Managing Director and Co-Head of the Global Manufacturing and Services Group, and Managing Director and Head of the Global Automotive, Aerospace, and Transportation Group. As part of his management duties, he was a member of the Corporate and Institutional Client Group (“CICG”) Executive Committee which had global responsibility for ML’s equity, debt, investment banking and private equity businesses, a member of the Japan CICG Executive Committee, and a member of the Global Investment Banking Management and Operating Group Committees. Mr. Hurley graduated from Princeton University with an A.B. in History, cum laude.

Paul J. McFeeters

Mr. Paul J. McFeeters, 61, served as Chief Financial Officer of OpenText Corporation (“OpenText”) from 2006 until 2014, when he retired from his functions with OpenText. Mr. McFeeters has more than thirty years of business experience, including previous employment as Chief Financial Officer of Platform Computing Inc., a grid computing software vendor from 2003 to 2006, and Kintana Inc., a privately-held IT governance software provider, from 2000 to 2003. Mr. McFeeters also held the positions of President and Chief Executive Officer with MD Private Trust from 1997 to 2000. Between 1981 and 1996, Mr. McFeeters worked at Municipal Financial Corporation and held various positions there, including Chief Financial Officer, Chief Operating Officer, President and Chief Executive Officer. Since 2014, Mr. McFeeters has been a director of Constellation Software Inc., which is listed on the TSX and is a provider of software and services to a select group of public and private sector markets, and is currently Chair of its Audit Committee. Since 2015, Mr. McFeeters has been a board advisor to Hootsuite, a social media management company. From 2007 to January 2016, Mr. McFeeters was a member of the board of Blueprint Software Systems Inc., an enterprise requirements software solutions provider. Mr. McFeeters holds a B.B.A. (Honours) from Wilfrid Laurier University and an MBA from Schulich School of Business at York University and is a Chartered Professional Accountant.

Record of Attendance of Directors at Board Meetings

The following table sets forth the record of attendance of directors at meetings of the Board, the Audit Committee and the Corporate Governance, Nominating and Compensation Committee, during the year ended December 31, 2015.

Director	Meetings of Directors	Audit Committee	Corporate Governance, Nominating and Compensation Committee
Divyesh (Dave) Gadhia	5/5	5/5	4/4
David Baazov(1)(2)	5/5	N/A	N/A
Daniel Sebag(2)	5/5	N/A	N/A
Wesley K. Clark	3/5	5/5	4/4
Harlan Goodson	5/5	5/5	4/4
Aubrey Zidenberg	5/5	N/A	N/A

Note:

(1)	On March 29, 2016, the Corporation announced that David Baazov was taking an indefinite paid leave of absence as Chairman and Chief Executive Officer, effective March 28, 2016. The Board appointed Divyesh (Dave) Gadhia as Interim Chairman and Rafael (Rafi) Ashkenazi as Interim Chief Executive Officer to fill the applicable vacancies.
(2)	On May 16, 2016, Mr. Baazov and Mr. Sebag announced that they would not be standing for re-election as directors at the Meeting.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the proposed directors of the Corporation is, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Notwithstanding the foregoing, General Clark: (i) ceased to be a director of Adam Aircraft Industries less than one year prior to its filing for Chapter 7 bankruptcy protection under applicable U.S. bankruptcy laws in February 2008; (ii) ceased to be Chairman of Summit Global Logistic Inc. less than one year prior to its filing for Chapter 11 bankruptcy protection under applicable U.S. bankruptcy laws in January 2008 (which was later converted to Chapter 7 status in November 2008); (iii) ceased to be a director of NutraCea Inc. less than one year prior to its filing for Chapter 11 bankruptcy protection under applicable U.S. bankruptcy laws in November 2009; and (iv) ceased to be a director of Rodman & Renshaw LLC less than one year prior to its filing, along with its parent, Direct Markets Holdings Corp., and certain affiliates thereof, for Chapter 7 bankruptcy under applicable U.S. bankruptcy laws in January 2013.

To the knowledge of the Corporation, none of the proposed directors of the Corporation have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

C.	Appointment of Auditor

At the Meeting, Shareholders will be asked to approve a resolution to appoint the auditor of the Corporation until the close of the next annual meeting of the Shareholders or its successor is appointed, and to authorize the directors of the Corporation to fix its remuneration.

On September 15, 2015, the Corporation changed its independent external auditor and the Board appointed Deloitte LLP, London, England, United Kingdom (“Deloitte UK”), as successor auditor to Deloitte LLP, Montréal, Québec, Canada (“Deloitte Canada” and, together with Deloitte UK, “Deloitte”).

As required pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), a copy of the complete reporting package, including the Corporation’s notice of change of auditor, dated September 15, 2015, and letters of acknowledgement from each of Deloitte Canada and Deloitte UK, both dated September 15, 2015, was filed on SEDAR and is also attached hereto as Schedule “A”. There was no reportable disagreement between the Corporation and Deloitte Canada and no qualified opinion or denial of opinion by Deloitte Canada within the meaning of NI 51-102. As stated in the reporting package filed on SEDAR, Deloitte Canada resigned on its own initiative as a result of then recent changes in its corporate structure and the geographical location of the Corporation’s operations.

The Board, upon advice of the Audit Committee, unanimously recommends that Shareholders vote IN FAVOUR of the appointment of Deloitte UK as auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or its successor is appointed, and authorizing the directors of the Corporation to fix its remuneration. The appointment of Deloitte UK must be approved by a majority of the votes cast on the matter at the Meeting.

If you appoint Divyesh (Dave) Gadhia as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholders will vote IN FAVOUR of the appointment of Deloitte UK as auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or its successor is appointed, and authorizing the directors of the Corporation to fix its remuneration.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

The responsibility for determining the principles for compensation of executives and other key employees of the Corporation rests with the Board. The Board has established the Corporate Governance, Nominating and Compensation Committee, which takes the principal role in establishing the Corporation’s executive compensation plans and policies. The Corporate Governance, Nominating and Compensation Committee assists the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees at a fair and competitive compensation, including in establishing appropriate performance incentives. The Corporate Governance, Nominating and Compensation Committee has not to date formally engaged any outside agents to assist in establishing policies or performing any kind of benchmarking or market analysis. Benchmarking or market analysis was conducted internally to ensure that executive compensation is competitive with those found in such benchmarking or analysis. To ensure that the benchmarking includes the most appropriate companies, the Corporate Governance, Nominating and Compensation Committee considers comparable companies, including, but not limited to, companies of a similar size that compete with the Corporation for executives of similar talents and experience.

In 2015, other than adjustments commensurate with promotions and other changes in position, the base salaries of the Named Executive Officers (as defined under “Statement of Executive Compensation – Summary Compensation Table”) remained the same as they were in 2014 following the Rational Group Acquisition when such salaries were increased based on the results of compensation benchmarking, which included the following companies: 888 Holdings PLC, Ladbrokes Betting & Gaming Ltd., William Hill PLC, Expedia, Inc., NCR Corporation and Bally Technologies, Inc.

The Corporate Governance, Nominating and Compensation Committee currently consists of Mr. Harlan Goodson, General Wesley K. Clark and Mr. Divyesh (Dave) Gadhia, all of whom are independent directors (as determined based on the standards set forth under “Statement of Corporate Governance Practices – Board”). The members of the Corporate Governance, Nominating and Compensation Committee are experienced in leadership and in dealing with compensation matters by virtue of having previously held senior executive or similar positions requiring direct involvement in establishing compensation philosophies and policies.

The Corporation has adopted a policy restricting its Named Executive Officers, directors and employees from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities. To the best of management’s knowledge, none of the Named Executive Officers or directors have purchased such financial instruments.

Duties and Responsibilities of the Corporate Governance, Nominating and Compensation Committee

In addition to the corporate governance and nominations duties of the Corporate Governance, Nominating and Compensation Committee, the committee is responsible for, among other things, assisting the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. These responsibilities include, without limitation; (i) reviewing, assessing and recommending to the Board compensation payable to the Chief Executive Officer and other members of senior management; (ii) reviewing and overseeing the administration of compensation and incentives policies, plans and programs; and (iii) reviewing executive and director compensation disclosure to be made in the Corporation’s management information circulars.

Basis of Executive Compensation

Currently, executive compensation is based upon an individual’s performance, level of expertise, responsibilities and length of service to the Corporation, with stock options (“Options”) and other equity based incentive awards issued pursuant to the equity incentive plan of the Corporation (the “Equity Incentive Plan”) as an incentive for performance, as well as cash bonuses awarded for contributions to achievement of certain milestones by Amaya and its subsidiaries. Prior to the adoption of the Equity Incentive Plan, Options were granted pursuant to the terms of the stock option plan of the Corporation, as amended from time to time (the “Stock Option Plan”). These Options are still governed by the terms of the Stock Option Plan, but since June 22, 2015, the date on which the Equity Incentive Plan was adopted and approved by the Shareholders (the “2015 Shareholder Meeting”), the Stock Option Plan was amended in order to, among other things, ensure that no further Options would be granted thereunder as of the date of the 2015 Shareholder Meeting, and that the Stock Option Plan would remain in effect only to govern the terms of outstanding Options granted under the Stock Option Plan.

The Corporation believes that equity-based compensation provides greater incentives for participants to further develop and promote the success of the Corporation, and aligns the interests of participants with those of Shareholders, generally through ownership of Common Shares or equity-based awards. The Equity Incentive Plan is used to provide equity-based awards in consideration of the level of responsibility of the executive as well as their impact and contribution to the longer-term operating performance of Amaya. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Equity-Based Awards” and “Statement of Executive Compensation – Incentive Plan Awards – Equity-Based Incentive Plans”.

Structure of Executive Compensation

The Corporation’s executive compensation program has three principal components: base salary, incentive bonuses and equity-based awards.

Base salaries for all employees of the Corporation are established for each position and negotiated with members of executive and senior management, and based on several factors, including industry knowledge, qualifications and previous experience. Both individual and corporate performances are taken into account.

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for executives and certain employees.

Prior to the 2015 Shareholder Meeting, equity-based awards were granted solely under the Stock Option Plan and consisted only of Options. The Equity Incentive Plan, approved by the Shareholders at the 2015 Shareholder Meeting, provides for other types of equity-based awards such as restricted share units, performance share units, deferred share units and other Common Share-based awards as the Board may determine, the key terms of which are summarized under See “Statement of Executive Compensation – Incentive Plan Awards – Equity-Based Incentive Plans”.

Executive compensation is reviewed by the Board annually. The Corporate Governance, Nominating and Compensation Committee assesses and makes recommendations to the Board with regard to the competitiveness and appropriateness of the compensation packages of the Chief Executive Officer and other executives of the Corporation as well as such other employees of the Corporation or any of its subsidiaries as may be identified to the Committee by the Board.

Corporate objectives considered for the adjustment of executive compensation have been based on achieving certain financial metrics, such as EBITDA targets of the consolidated operations of the Corporation, as well as such other criteria as the Board or the Corporate Governance, Nominating and Compensation Committee may from time to time determine. Personal performance measures have included individual and overall contributions to the business, determined at the discretion of the Corporate Governance, Nominating and Compensation Committee. EBITDA as used by the Corporation in the “Statement of Executive Compensation” section of this Information Circular generally means net earnings from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs.

Base Salary

Base salaries were determined following an assessment of each executive’s experience, past performance, level of responsibility and importance of the position to the Corporation, individual performance and performance of the Corporation relative to the industry. The Corporate Governance, Nominating and Compensation Committee may recommend the Board to make adjustments to salary levels, if warranted, after an evaluation of factors, including, but not limited to, performance of the executive and of the Corporation, current salary and competitiveness of compensation relative to that paid to individuals holding equivalent positions at comparable companies.

The Corporate Governance, Nominating and Compensation Committee annually reviews and revises the position description of the Chief Executive Officer and recommends annual performance goals and criteria for the Chief Executive Officer, evaluates the performance of the Chief Executive Officer against such position description and applicable performance goals and criteria and sets the Chief Executive Officer’s level of compensation based on this evaluation.

The Chief Executive Officer may recommend base salary adjustments to the Corporate Governance, Nominating and Compensation Committee for senior executives other than himself. The Corporate Governance, Nominating and Compensation Committee recommends to the Board the base salary adjustment for the Chief Executive Officer and other senior executives taking into consideration past performance and also the long-term goals of the Corporation.

Incentive Bonus

The objective of the annual performance bonus is to reward the executives for reaching strategic objectives and short-term goals. It is designed to encourage the attainment of superior results according to financial objectives approved annually by the Board. Target bonuses are typically expressed as a percentage of base salary and are payable if and when the appropriate goals are met, and in some cases, with set minimum amounts.

The key purpose of incentive bonuses are to (i) align and reward individual contributions to Amaya’s objectives to ensure execution of key elements of Amaya’s business plan, (ii) promote collaboration and teamwork while recognizing individual contributions and accomplishments, and (iii) complement other forms of compensation to remain competitive in Amaya’s industry and with other industries.

The strategic objectives and incentive bonuses for each Named Executive Officer are approved by the Corporate Governance, Nominating and Compensation Committee and may not be identical for any given period.

Risks Associated with the Corporation’s Compensation Policies and Practices

Executive compensation consists of both fixed and variable components. The fixed (or salary) component of compensation is designed to provide a steady income so that executives do not feel pressured to focus exclusively on short term gains, or annual stock price performance which may be to the detriment of long term appreciation and other business metrics. The variable or equity-based awards component of compensation is designed to reward both individual performance and overall corporate performance, as well as promoting alignment of interests between the executives and the Corporation. The Corporation believes that the variable component of compensation is sufficient to motivate executives to achieve short and long term corporate objectives while the fixed element is also sufficient to discourage executives from taking unnecessary or excessive risks in doing so.

Equity-Based Awards

Equity-based compensation allows the Corporation, among other things, to promote the interests of the Corporation and its subsidiaries by (i) providing certain executives and employees of the Corporation with greater incentives to further develop and promote the success of the Corporation and thus create value for its Shareholders, (ii) further aligning the interests of the executives and employees of the Corporation with those of its Shareholders generally through ownership of Common Shares or right to receive Common Shares, and (iii) assisting the Corporation in attracting, retaining and motivating its executives and employees. More specifically, Options under the Equity Incentive Plan are granted to participants whose skill, performance and loyalty towards the Corporation are vital to its success.

The Corporate Governance, Nominating and Compensation Committee reviews and recommends to the Board compensation policies and processes and any new incentive compensation and equity compensation plans of the Corporation or changes to any such plans, and is responsible for the administration of all incentive and equity compensation plans of the Corporation, subject to applicable policies adopted by the Board. The Corporate Governance, Nominating and Compensation Committee also reviews and approves any performance measures respecting incentive compensation payable to executives and key employees, and makes recommendations to the Board on any performance measures regarding incentive compensation payable to the Chief Executive Officer. Previous grants of Options may be taken into account by the Corporate Governance, Nominating and Compensation Committee when considering new grants.

Until the Equity Incentive Plan was approved by Shareholders at the 2015 Shareholder Meeting, the Corporation’s grants of equity-based awards to applicable participants and employees were made solely pursuant to the Stock Option Plan.

As at May 27, 2016, Options to acquire 8,529,089 Common Shares have been granted and are outstanding under the Stock Option Plan with no Options unallocated and available for grant under the Stock Option Plan per the amendments implemented and approved by the Shareholders at the 2015 Shareholder Meeting. As at May 27, 2016, equity-based awards to acquire 3,162,600 Common Shares have been granted and are outstanding under the Equity Incentive Plan and, based on the number of Common Shares issued and outstanding as at the same date, there are 2,791,850 equity-based awards unallocated and available for grant under the Equity Incentive Plan. See “Statement of Executive Compensation – Incentive Plan Awards – Outstanding Share-based Awards and Option-based Awards”.

Performance Graph

The Common Shares of the Corporation commenced trading on the TSXV on July 21, 2010 and, effective October 1, 2013, the Corporation graduated from the TSXV to the TSX. On June 8, 2015, the Common Shares of the Corporation commenced trading on the NASDAQ Global Select Market. The following graph compares the total cumulative return on $100 invested on December 31, 2010 in Common Shares with the total cumulative return on the S&P/TSX Composite Total Return Index, for the period from December 31, 2010 through December 31, 2015.

*Source:	ca.spindices.com/indices/equity/sp-tsx-composite-index
**Source:	NASDAQ OMX Global Index Group

Despite the decline in shareholder return from December 31, 2014 to December 31, 2015, the trend shown in the performance graph above represents a strong cumulative total shareholder return on an absolute basis and relative to the performance of the indices used for comparison through December 31, 2015. Compensation for the Amaya employees is not tied to the return on Common Shares. Rather, compensation is based upon an individual’s performance, level of expertise, responsibilities and length of service to the Corporation, with equity-based awards granted as an incentive for performance and cash bonuses awarded for contributions to achievement of certain milestones by Amaya and its subsidiaries. Corporate objectives considered for the adjustment of executive compensation have been based on achieving certain financial targets, such as EBITDA targets of the consolidated operations of the Corporation, as well as such other criteria as the Board or the Corporate Governance, Nominating and Compensation Committee may from time to time determine. Personal performance measures include individual and overall contributions to the business.

Summary Compensation Table

The following table provides a summary of the compensation earned by the “Named Executive Officers” of the Corporation, being its Chief Executive Officer, its Chief Financial Officer and the three other most highly compensated executive officers of the Corporation, including any of its subsidiaries, who each earned total compensation that exceeded $150,000 in 2015.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)		Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
						Annual incentive bonus	Long- term incentive plans
David Baazov, President and Chief Executive Officer(2)	2015	1,000,000	—	41,227		—	—	—	—	1,041,227
	2014	583,333	—	56,514		—	—	—	—	639,847
	2013	375,000	—	244,897		—	—	—	—	619,897
Daniel Sebag, Chief Financial Officer	2015	600,000	—	232,232		—	—	—	—	832,232
	2014	445,313	—	87,428		—	—	—	—	532,741
	2013	240,000	—	—		—	—	—	—	240,000
Rafael (Rafi) Ashkenazi, Interim Chief Executive Officer of Amaya, and Chief Executive Officer, Rational Group (3)(4)(5)	2015	768,703	—	814,903		554,235	—	—	—	2,137,841
	2014	299,282	—	156,836	(8)	209,498	—	—	—	665,616

Michael Hazel, Interim Chief Executive Officer and Chief Financial Officer, Rational Group(6)	2015	569,467	—	880,943		410,585	—	—	—	1,860,995
	2014	136,502	—	156,836		109,519	—	—	—	402,857

Israel Rosenthal, Chief Operating Officer, Rational Group (3)(4)(7)	2015	582,558	—	880,943		391,184	—	—	—	1,854,685
	2014	182,000	—	156,836	(8)	41,009	—	—	—	379,845

Notes:

(1)	The fair value of each granted Option was determined using the Black-Scholes option pricing model, according to IFRS 2 of the Handbook of the Canadian Institute of Chartered Accountants. The Corporation believes that this method produces a meaningful and reasonable estimate of fair value. The key assumptions used in the Black-Scholes option pricing model for calculating the value of the Options granted under the Stock Option Plan and the Equity Incentive Plan are as follows: risk free rate of 1.07 – 2.15% per annum, expected life of 3.25 – 6.25 years, a volatility of 52 – 60% and no dividend yield.
(2)	On March 29, 2016, the Corporation announced that David Baazov was taking an indefinite paid leave of absence as Chief Executive Officer, effective March 28, 2016. The Board appointed Rafael (Rafi) Ashkenazi as Interim Chief Executive Officer to fill the vacancy.
(3)	Rational Group Limited (now known as Amaya Group Limited) (“Rational Group”) became an indirect subsidiary of Amaya on August 1, 2014, upon completion on such date of the acquisition by a wholly-owned subsidiary of the Corporation of Oldford Group Limited (now known as Amaya Group Holdings (IOM) Limited), parent company of Rational Group, the owner and operator of the PokerStars and Full Tilt brands (the “Rational Group Acquisition”).
(4)	Messrs. Ashkenazi, Hazel and Rosenthal were paid in Great Britain Pound Sterling, therefore each element of their compensation was converted to Canadian dollars using an average exchange rate for the year ended December 31, 2015 of 1.954.
(5)	From January 2015 until April 2015, Mr. Ashkenazi was the Chief Operating Officer of Rational Group. In April 2015, he became the Senior Vice President, Strategy for Amaya and, in November 2015, he became Chief Executive Officer of Rational Group. As of March 29, 2016, Mr. Ashkenazi also serves as Interim Chief Executive Officer of Amaya.
(6)	From January 2015 until November 2015, Mr. Hazel was the Interim Chief Executive Officer and Chief Financial Officer of Rational Group. Mr. Hazel separated from Rational Group on December 1, 2015. On the same date, Mr. Hazel entered into a consultancy agreement with Rational Group pursuant to which Mr. Hazel rendered transitional services to Rational Group through the end of January 2016.
(7)	From January 2015 until April 2015, Mr. Rosenthal was the Director of Operations of Rational Group. In April 2015, he became Chief Operating Officer of Rational Group. Mr. Rosenthal is expected to separate from Rational Group as of August 1, 2016.
(8)	These Option grants under the Stock Option Plan were approved by the TSX in connection with the Rational Group Acquisition. The exercise price of such Options is equal to a price per share that is lower than the fair market value of the Common Shares at the date of grant.

Employment Agreements

Set forth below are general summaries of the material terms of the employment agreements of each Named Executive Officer in effect for the year 2015, which are qualified in their entirety by the full text of their respective employment agreement.

Employment Agreement of Mr. David Baazov, Chief Executive Officer

Pursuant to the terms of his employment agreement, Mr. Baazov is employed as the Corporation’s Chief Executive Officer for an indefinite term at a base salary of $1,000,000 per annum, and has a target annual bonus opportunity of not less than 50% but not more than 100% of his base salary (or such higher percentage as may be agreed to by Mr. Baazov and the Corporation, and approved by the Board). Under the terms of Mr. Baazov’s employment agreement, any bonus payment is based on satisfaction of performance criteria to be established by the Board, including certain financial targets, such as EBITDA targets of the Corporation, as well as such other criteria as the Board may from time to time decide. Mr. Baazov is also entitled to participate in the Equity Incentive Plan or any other incentive plan as the Corporation may from time to time adopt. The number and type of awards to which Mr. Baazov is entitled, and the terms and conditions thereof, are determined by the Corporate Governance, Nominating and Compensation Committee in its discretion and in accordance with the Equity Incentive Plan or any other incentive plan, as applicable. Mr. Baazov’s employment agreement contains standard non-solicitation provisions which survive one year following termination of employment, and standard confidentiality obligations which survive indefinitely. Effective March 28, 2016, Mr. Baazov has been on an indefinite paid leave of absence as Chief Executive Officer. The Board appointed Mr. Ashkenazi as Interim Chief Executive Officer to fill the vacancy.

Employment Agreement of Mr. Daniel Sebag, Chief Financial Officer

Pursuant to the terms of his employment agreement, Mr. Sebag is employed as the Corporation’s Chief Financial Officer for an indefinite term at a base salary of $600,000 per annum, and has a target annual bonus opportunity of not less than 50% but not more than 100% of his base salary (or such higher percentage as may be agreed to by Mr. Sebag and the Corporation, and approved by the Board). Any bonus payment is based on satisfaction of performance criteria to be established by the Board, including certain financial targets, such as EBITDA targets of the Corporation, as well as such other criteria as the Board may from time to time decide. Mr. Sebag is also entitled to participate in the Equity Incentive Plan or any other incentive plan as the Corporation may from time to time adopt. The number and type of awards to which Mr. Sebag is entitled, and the terms and conditions thereof, are determined by the Corporate Governance, Nominating and Compensation Committee in its discretion and in accordance with the Equity Incentive Plan or any other incentive plan, as applicable. Mr. Sebag’s employment agreement contains standard non-solicitation provisions which survive one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Rafael (Rafi) Ashkenazi, Interim Chief Executive Officer of the Corporation, and Chief Executive Officer of Rational Group

Pursuant to the terms of his employment agreement, Mr. Ashkenazi was formerly employed as Chief Operating Officer and is now currently employed as Chief Executive Officer of Rational Group for a term of two years, automatically renewing for subsequent one year terms, unless terminated by either Mr. Ashkenazi or Rational Group upon a six month prior notice, or unless sooner terminated in accordance with the terms of his employment agreement. Mr. Ashkenazi’s base salary was set at approximately £394,000 per annum, and he is eligible to participate in Rational Group’s discretionary performance-based cash bonus scheme based on individual and company performance. Pursuant to his employment agreement, Mr. Ashkenazi received, upon completion of the Rational Group Acquisition, 225,000 Options under the Stock Option Plan at an exercise price of $20, subject to the terms and conditions set forth in the Stock Option Plan and Mr. Ashkenazi’s Option grant agreement. Mr. Ashkenazi is also entitled to participate in the Stock Option Plan or any other incentive plan as Rational Group may adopt, and is entitled to additional grants of equity-based securities on an annual basis as determined by the compensation committee of Rational Group, the whole in accordance with the Stock Option Plan or any other incentive plan pursuant to which such grants are made. Although Mr. Ashkenazi is eligible to participate in Rational Group’s pension scheme, he has elected not to do so, and receives an “investment allowance” equal to an aggregate amount of 7% of his annual base salary, payable monthly, in lieu thereof pursuant to applicable law and subject to applicable taxes. The employment agreement of Mr. Ashkenazi contains standard non-competition and non-solicitation provisions which respectively survive six months and one year following termination of employment, and standard confidentiality obligations which survive indefinitely. In April 2015, Mr. Ashkenazi became the Senior Vice President, Strategy at Amaya and then, in November 2015, became Chief Executive Officer of Rational Group and since March 29, 2016 has served as Interim Chief Executive Officer of Amaya.

Employment Agreement of Mr. Michael Hazel, Interim Chief Executive Officer and Chief Financial Officer, Rational Group

Pursuant to the terms of his employment agreement, Mr. Hazel was formerly employed as Rational Group’s Chief Financial Officer and then Interim Chief Executive Officer for a term of two years, automatically renewing for subsequent one year terms, unless terminated by either Mr. Hazel or Rational Group upon a six month prior notice, or unless sooner terminated in accordance with the terms of his employment agreement. Mr. Hazel’s base salary was set at approximately £318,000 per annum, and he was eligible to participate in Rational Group’s discretionary performance-based cash bonus scheme based on individual and company performance. Pursuant to his employment agreement, Mr. Hazel received, upon completion of the Rational Group Acquisition, 225,000 Options under the Stock Option Plan at an exercise price of $20, subject to the terms and conditions set forth in the Stock Option Plan and Mr. Hazel’s Option grant agreement. Mr. Hazel was also entitled to participate in the Equity Incentive Plan or any other incentive plan as Rational Group adopted, and was entitled to additional grants of equity-based securities on an annual basis as determined by the compensation committee of Rational Group, the whole in accordance with the Equity Incentive Plan or any other incentive plan pursuant to which such grants are made. Mr. Hazel participated in Rational Group’s pension scheme pursuant to which the company’s contribution was equal to an aggregate amount of 7% of his annual base salary. Mr. Hazel’s employment agreement contained standard non-competition and non-solicitation provisions which survive six months and one year, respectively, following termination of employment, and standard confidentiality obligations which survive indefinitely. Mr. Hazel separated from Rational Group on December 1, 2015. On the same date, Mr. Hazel entered into a consultancy agreement with Rational Group pursuant to which Mr. Hazel rendered services to Rational Group through the end of January 2016.

Employment Agreement of Mr. Israel Rosenthal, Chief Operating Officer, Rational Group

Pursuant to the terms of his employment agreement, Mr. Rosenthal was formerly employed as Rational Group’s Director of Operations, and then as its Chief Operating Officer for a term of two years, automatically renewing for subsequent one year terms, unless terminated by either Mr. Rosenthal or Rational Group upon a six month prior notice, or unless sooner terminated in accordance with the terms of his employment agreement. Mr. Rosenthal’s base salary was set at approximately £298,000 per annum, and he was eligible to participate in Rational Group’s discretionary performance-based cash bonus scheme based on individual and company performance. Pursuant to his employment agreement, Mr. Rosenthal received, upon completion of the Rational Group Acquisition, 225,000 Options under the Stock Option Plan at an exercise price of $20, subject to the terms and conditions set forth in the Stock Option Plan and Mr. Rosenthal’s Option grant agreement. Mr. Rosenthal was also entitled to participate in the Equity Incentive Plan or any other incentive plan as the Corporation or Rational Group adopted, and was entitled to additional grants of equity-based securities on an annual basis as determined by the applicable compensation committee of the Corporation, the whole in accordance with the Equity Incentive Plan or any other incentive plan pursuant to which such grants were made. Although Mr. Rosenthal was eligible to participate in Rational Group’s pension scheme, he had elected not to do so, and received an “investment allowance” equal to an aggregate amount of 7% of his annual base salary, payable monthly, in lieu thereof pursuant to applicable law and subject to applicable taxes. Mr. Rosenthal’s employment agreement contained standard non-competition and non-solicitation provisions which survive six months and one year, respectively, following termination of employment, and standard confidentiality obligations which survive indefinitely.

Termination and Change of Control Benefits

In addition to standard termination provisions, including upon death or disability, the terms of the employment agreement of each of the Chief Executive Officer and the Chief Financial Officer of the Corporation stipulate that their respective employment may be terminated at any time for cause, upon a decision of the Board made at a duly called meeting to which the concerned executive was invited. Each employment agreement also provides that such executive may terminate his employment with the Corporation after providing the Corporation with 30-days’ prior written notice. If the Corporation terminates the employment of Mr. Baazov or Mr. Sebag without cause (as such term is defined in their respective employment agreements), or if either of Mr. Baazov or Mr. Sebag terminates his employment with the Corporation for good reason (as such term is defined in their respective employment agreements), such executive will be entitled to receive (i) an amount equal to three (3) times his annual base salary, plus the higher of (A) the bonus to which he was eligible for any of the three (3) preceding fiscal years, or (B) the actual bonus paid to him for any of the three (3) preceding fiscal years, and (ii) 100% of the then-unvested equity awards held by such executive will immediately vest (provided that if an outstanding equity award is to vest based on the achievement of performance criteria, then such equity award will vest as to 100% of the amount of the equity award assuming the relevant performance criteria had been achieved at the highest applicable target levels for the relevant performance period(s)) (collectively, the “Termination Benefits”).

The terms of the employment agreement of Mr. Ashkenazi provide that after the expiration of the initial two year term, his employment may be terminated by Rational Group upon a six month prior notice, provided that Rational Group can also terminate Mr. Ashkenazi’s employment at any time by paying to Mr. Ashkenazi an amount equal to one half times his annual base salary in lieu of any required notice period, plus any accrued benefits and the pro rata portion of any bonus to which Mr. Ashkenazi was entitled for the preceding year. Rational Group can also terminate Mr. Ashkenazi’s employment in connection with the occurrence of, or pursuant to, certain cause-related events set out in his employment agreement.

The employment agreements of Mr. Hazel and Mr. Rosenthal provided for substantially similar termination provisions as that of Mr. Ashkenazi. On December 1, 2015, Mr. Hazel separated from Rational Group and entered into a confidential separation agreement providing for certain severance (as detailed below) and customary confidentiality obligations and other restrictive covenants.

If the employment of Mr. Baazov or Mr. Sebag is terminated in connection with a change of control of the Corporation, such executive will be entitled to receive the same Termination Benefits provided if terminated without cause. Mr. Ashkenazi’s and Mr. Rosenthal’s employment agreements do not provide for specific termination rights in connection with a change of control. As for the treatment of the Options or equity awards in connection with a change of control of the Corporation, see “Incentive Plan Awards – The Stock Option Plan – Termination of Options”, and “Incentive Plan Awards – The Equity Incentive Plan – Change in Control” sections below. A “change of control”, for the purpose of such employment agreements, generally means the occurrence of (a) an amalgamation, arrangement, merger, takeover bid, consolidation or other transaction as a result of which the Corporation is not the surviving or continuing corporation or entity (subject to certain exceptions, including transactions with wholly-owned subsidiaries, and transactions in which there is no substantial change in the Shareholders and the outstanding Options and/or other equity awards are assumed or replaced by the successor or continuing corporation); (b) a dissolution or liquidation of the Corporation; (c) the sale of all or substantially all of the assets of the Corporation; (d) a business combination (going private transaction); or (e) any other transaction or series of related transactions which does not result in the Shareholders immediately prior to such transaction or series of related transactions holding 50% or more of the voting power of the surviving or continuing entity following such transaction or series of related transactions.

If the employment of any of the Named Executive Officers is terminated without cause, his right to exercise any vested Options granted under the Stock Option Plan ends on the 90th day following the date when he ceased being in active services or employment with the Corporation. His right to exercise any vested stock equity-based awards granted under the Equity Incentive Plan ends on the earlier of (i) 90 days after termination and (ii) the expiry date of the equity based award. If their employment is terminated with cause, any Options granted under the Stock Option Plan or the equity based awards granted under the Equity Incentive Plan will be deemed to have been cancelled immediately on the date in which they are required to stop reporting to work. For further information on the treatment of Options and equity-based awards granted under the Stock Option Plan and the Equity Incentive Plan in similar circumstances, see “Statement of Executive Compensation – Equity-Based Incentive Plans”.

The following table sets out the amounts that would have been payable to the Named Executive Officers as of December 31, 2015 had their employment been terminated by the Corporation for reasons other than for cause (or, in the case of Mr. Ashkenazi and Mr. Rosenthal, for reasons other than those cause-related events set out in their employment agreements).

Name	Severance ($)
David Baazov	6,000,000
Daniel Sebag	3,600,000
Rafael (Rafi) Ashkenazi	833,312	(1)
Michael Hazel	3,716,752	(2)
Israel Rosenthal	578,690	(1)

Notes:

(1)	Messrs. Ashkenazi and Rosenthal are paid in Great Britain Pound Sterling, therefore the calculation of their severance amount was converted to Canadian dollars using an average exchange rate for the year ended December 31, 2015 of 1.954.
(2)	On December 1, 2015, Mr. Hazel separated from Rational Group and in connection with the execution of and in accordance with the terms of a confidential separation agreement, Mr. Hazel received a severance payment equal to the amount set forth above. This severance amount was paid in Great Britain Pound Sterling, which was converted to Canadian dollars using the applicable exchange rate on December 1, 2015 of 2.0145.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2015 for each Named Executive Officer under the Stock Option Plan and the Equity Incentive Plan. There is no share-based award plan offered strictly to executive officers.

Name	Option-based Awards					Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Baazov,	200,000	1.00		July 21, 2017	3,286,000	—	—	—
President and Chief Executive Officer	200,000	4.20		September 4, 2019	3,307,500	—	—	—
	100,000	19.72		December 17, 2022	—	—	—	—
Daniel Sebag, Chief Financial Officer	300,000	1.00		July 21, 2017	4,929,000	—	—	—
	100,000	4.20		September 4, 2019	1,323,000	—	—	—
	75,000	31.10		September 8, 2021	—	—	—	—
	100,000	19.72		December 17, 2022	—	—	—	—
Rafael (Rafi) Ashkenazi, Interim Chief Executive Officer of Amaya and Chief Executive Officer, Rational Group	225,000	20.00	(2)	October 20, 2021	—	—	—	—
	50,000	19.72		December 17, 2022	—	—	—	—

Michael Hazel, Interim Chief Executive and Chief Financial Officer, Rational Group	225,000	20.00	(2)	October 20, 2021	—	—	—	—
	50,000	34.22		June 30, 2022

Israel Rosenthal, Chief Operating Officer, Rational Group	225,000	20.00	(2)	October 20, 2021	—	—	—	—
	50,000	34.22		June 30, 2022	—	—	—	—

Notes:

(1)	These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of $17.43 on December 31, 2015 and the exercise price of the respective Options.
(2)	This grant of Options under the Stock Option Plan was approved by the TSX in connection with the Rational Group Acquisition. The exercise price of such Options is equal to a price per share that is lower than the fair market value of the Common Shares at the date of grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information for each Named Executive Officer concerning the value vested of the options-based awards during the year ended December 31, 2015, as if such Options were exercised by the particular Named Executive Officer as of each respective vesting date during such period.

Name	Option-based awards Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value vested during the year ($)
David Baazov, President and Chief Executive Officer	1,456,250	—	—
Daniel Sebag, Chief Financial Officer	582,500	—	—
Rafael (Rafi) Ashkenazi, Interim Chief Executive Officer of Amaya, and Chief Executive Officer, Rational Group	—	—	—
Michael Hazel, Interim Chief Executive Officer and Chief Financial Officer, Rational Group	—	—	—
Israel Rosenthal, Chief Operating Officer, Rational Group	—	—	—

Note:

(1)	These amounts are calculated based on the difference between the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2015 and the exercise price of the respective Options as if such options had been exercised on such vesting dates.

Equity-Based Incentive Plans

On May 14, 2015, upon a recommendation of the Corporate Governance, Nominating and Compensation Committee, the Board passed a resolution adopting the Equity Incentive Plan and amendments to the Stock Option Plan (the “Stock Option Plan Amendments”), each of which was approved by the Shareholders at the 2015 Shareholder Meeting. The purpose of the Equity Incentive Plan is to provide flexibility to the Corporation to grant, in addition to Options, other forms of equity-based incentive awards to attract, retain and motivate qualified directors, employees and consultants of the Corporation and its subsidiaries. The Stock Option Plan Amendments limit the number of shares issuable under the Stock Option Plan to the number of Options outstanding as of the 2015 Shareholders Meeting and extend the expiry date of certain outstanding Options issued under the Stock Option Plan for twenty-four (24) months from their original expiry dates. Since the 2015 Shareholder Meeting, all grants of equity-based awards by the Corporation have been made pursuant to the Equity Incentive Plan only, and the Stock Option Plan, as amended, has remained in effect exclusively in respect of outstanding Options granted thereunder.

The Stock Option Plan

The Board may no longer grant Options under the Stock Option Plan but outstanding Options still remain governed by its terms. Prior to the effective date of the Stock Option Plan Amendments, the Board was able, from time to time, in its discretion, and in accordance with the requirements of the TSX, to grant non-transferable Options to purchase Common Shares. The Stock Option Plan was a “10% rolling” stock option plan pursuant to which unallocated Options thereunder had to be re-approved by Shareholders by ordinary resolution every three years. Set forth below is a summary of certain key terms of the Stock Option Plan.

Eligibility

Prior to the Stock Option Plan Amendments, all directors, officers, employees and consultants of the Corporation or any of its subsidiaries were eligible to receive Options under the Stock Option Plan. Under the terms of the Stock Option Plan, the aggregate number of Common Shares issued to insiders of the Corporation within any one year period, or issuable to insiders of the Corporation at any time, under all security-based compensation arrangements of the Corporation, could not exceed 10% of the total number of issued and outstanding Common Shares of the

Corporation at such time. The number of Common Shares that were, at any time, issuable within any 12-month period under the Stock Option Plan on the exercise of Options or pursuant to other security-based compensation arrangements of the Corporation, (i) to any one participant were not to exceed 5% of the then issued and outstanding Common Shares of the Corporation, (ii) to any consultant were not to exceed 2% of the then issued and outstanding Common Shares of the Corporation, and (iii) to any employee conducting investor relations activities were not to exceed an aggregate of 2% of the then issued and outstanding Common Shares of the Corporation to all employees conducting investor relations activities.

Term, Vesting and Exercise Price of Options

All outstanding Options granted pursuant to the terms of the Stock Option Plan originally had five-year terms to expiry. However, pursuant to the Stock Option Plan Amendments, the expiry date of certain outstanding Options was extended for twenty-four (24) months from their original expiry dates. The extension was automatic for Canadian Taxpayers, but Foreign Taxpayers (as such terms are defined in the Stock Option Plan) had to elect to have such extension apply to any or all of their Options by giving written notice to the Corporation of such election. In the case of Foreign Taxpayers, the extension was also subject to Board approval.

The exercise price of the Options issued under the Stock Option Plan is fixed at the date of grant and is based on the closing price of the Common Shares on the TSX on the day prior to the date of grant. Generally, and unless otherwise determined by the Board in its discretion, such Options vest in equal annual amounts on each of the first, second, third and fourth anniversaries of the date of grant.

Termination of Options

If an optionee ceases to be in active employment or service with the Corporation or one of its subsidiaries (for any reason other than death, disability or termination for cause), the rights of such optionee to exercise any vested Options granted to him or her under the Stock Option Plan shall cease on the ninetieth (90th) day following the date when such optionee ceased to be in active employment or service with the Corporation or any of its subsidiaries, provided that, within such ninety (90) day period, the optionee may only exercise such Options to the extent that he or she was entitled to exercise them on the day immediately preceding the date he or she ceased to be in active employment or service with the Corporation or one of its subsidiaries.

If an optionee is terminated for cause, such optionee’s right to exercise any Options granted to him or her under the Stock Option Plan shall be deemed to have ceased and the Options shall be deemed to have been cancelled on the day immediately preceding the earlier of the date on which the Corporation gives the participant notice of his termination or the date on which the Corporation requires the participant to stop reporting to work.

Upon the death of an optionee, all unvested Options shall vest immediately provided that such optionee was in active employment or service with the Corporation or under disability at the time of such death. Any Options granted to such optionee under the Stock Option Plan will be exercisable for a period of up to one year following death. In the event of the disability of an optionee, any Options granted to such optionee under the Stock Option Plan will continue to vest and all vested Options will be exercisable in accordance with the terms of such Options.

Upon the occurrence of a “change of control” event (as defined in the Stock Option Plan), at the option of the Corporation, any or all outstanding Options may be assumed by the successor or continuing entity (if any), or the successor or continuing entity may provide substantially similar consideration to optionees as was provided to Shareholders at the time of the occurrence of the “change of control”. In the event that the successor or continuing entity refuses to assume or substitute any outstanding Options, the Corporation will so notify the optionees in writing and the optionees will have ten (10) business days following the date of such notice was given to exercise the vested Options as at the date of such notice, failing which such vested Options will be deemed to expire. Notwithstanding the foregoing, (i) in the case of a takeover bid, the optionees may elect to exercise all or any of the Options (whether vested or not at the time) for the purposes of tendering such Common Shares under such formal bid, and (ii) in the case of a business combination (going private transaction), the Corporation may terminate, subject to the completion of such business combination, all of the then outstanding Options by giving at least ten (10) days prior written notice of such termination to each of the optionees and paying to each of the optionees at the time of the completion of the business combination an amount equal to the fair market value of the Options.

Amendment and Termination of the Stock Option Plan

Subject to applicable law, the Board may at any time suspend or terminate the Stock Option Plan, provided that no such termination may cause prejudice to any Options granted prior to the termination of the Stock Option Plan. The Board may also at any time and from time to time make certain amendments to the Stock Option Plan without Shareholder approval.

The Equity Incentive Plan

Below is a summary of the key terms of the Equity Incentive Plan.

Common Shares Subject to the Equity Incentive Plan

Subject to the adjustment provisions provided for in the Equity Incentive Plan, and to the rules of any stock exchange, the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan and the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time. To the extent any awards under the Equity Incentive Plan or the Stock Option Plan are cancelled for any reason prior to exercise in full or are surrendered to the Corporation, except surrenders relating to the payment of the purchase price of any such award or the satisfaction of the tax withholding obligations relating to any such award, the Common Shares subject to such awards (or portion(s) thereof) shall be added back to the number of shares reserved for issuance under the Equity Incentive Plan. The number of Common Shares issuable to insiders under the Equity Incentive Plan and all other security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares at any time. The number of Common Shares issued to insiders within any one year period and all other security-based compensation arrangements, including, but not limited to, the Equity Incentive Plan, cannot exceed 10% of the issued and outstanding Common Shares. Furthermore, the aggregate number of Common Shares issuable to eligible persons who are directors but not otherwise employees of the Corporation, including its subsidiaries, under all of the Corporation’s security based compensation arrangements shall not exceed 1% of the issued and outstanding Common Shares, and within any one financial year of the Corporation, the aggregate fair value on the date of grant of all awards granted to any director under all of the Corporation’s security based compensation arrangements shall not exceed $100,000; provided that such limits shall not apply to deferred share units granted to a director in lieu of any cash retainer or meeting fees and provided further that deferred share units shall not be included in determining the aggregate fair value on the date of grant of deferred share units granted within any one financial year.

Administration of the Equity Incentive Plan

The plan administrator of the Equity Incentive Plan (the “Plan Administrator”) will be determined by the Board, and will initially be the Corporate Governance, Nominating and Compensation Committee, but may in the future be administered by the Board itself or delegated to such other committee as may be established by the Board from time to time. The Plan Administrator will determine which employees, directors, officers or consultants are eligible to receive awards under the Equity Incentive Plan. In addition, the Plan Administrator will interpret the Equity Incentive Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Equity Incentive Plan or any awards granted under the Equity Incentive Plan as it deems to be appropriate.

Types of Awards

The following types of awards may be made under the Equity Incentive Plan: stock options, restricted share units, performance share units, deferred share units, restricted shares or other share-based awards. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Stock Options

A stock option is a right to purchase Common Shares upon the payment of a specified exercise price as determined by the Plan Administrator at the time the stock option is granted. Subject to certain adjustments and whether the Common

Shares are then trading on any stock exchange, the exercise price shall not be less than the highest closing price of the Common Shares on any stock exchange on which the Common Shares are then listed on the date of grant (the “Market Price”). Subject to the discretion of the Plan Administrator, stock options granted under the Equity Incentive Plan will vest in four equal amounts on a yearly basis over the four years following the grant date. Subject to any accelerated termination as set forth in the Equity Incentive Plan, each stock option expires on the date that is the earlier of ten years from the date of grant or such earlier date as may be set out in the participant’s award agreement.

Unless otherwise specified by the Plan Administrator at the time of granting a stock option, the exercise notice of such option must be accompanied by payment in full of the purchase price for the Common Shares underlying the options to be purchased. The exercise price must be fully paid by certified cheque, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the exercise price is accomplished with the proceeds of the sale of Common Shares deliverable upon the exercise of the stock option, (ii) through any cashless exercise process as may be approved by the Plan Administrator, or (iii) such other consideration and method of payment for the issuance of Common Shares to the extent permitted by applicable securities laws, or any combination of the foregoing methods of payment. No Common Shares will be issued or transferred upon the exercise of stock options in accordance with the terms of the grant until full payment therefor has been received by the Corporation.

Restricted Share Units

A restricted share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive Common Shares after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive one fully paid and non-assessable Common Share in respect of each vested restricted share unit.

Performance Share Units

A performance share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive Common Shares based on the achievement of performance goals established by the Plan Administrator over a period of time. The performance goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance of an index or comparator group, in each case as determined by the Plan Administrator. The Plan Administrator may modify the performance goals as necessary to align them with the corporate objectives of the Corporation. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Upon settlement, holders will receive fully paid and non-assessable Common Shares in proportion to the number of vested performance share units held and the level of performance achieved.

Restricted Shares

A restricted share is a fully paid and non-assessable Common Share that is subject to restrictions on transfer and a risk of forfeiture for a period of time, and which shall be held by the Corporation or its designee in escrow until such time as the restricted period lapses. The Plan Administrator shall have the authority to determine at the time of grant, in its sole discretion, the duration of the restricted period and other restrictions applicable to the restricted Common Shares. Except for the restrictions applicable to the restricted Common Shares, during the restricted period, the holder shall have all the rights and privileges of a holder of Common Shares as to the restricted Common Shares, including the right to vote.

Deferred Share Units

A deferred share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive Common Shares on a future date, generally upon termination of service with the Corporation. Upon settlement, holders will receive one fully paid and non-assessable Common Share in respect of each vested deferred share unit.

Other Share-Based Awards

The Plan Administrator may, subject to the provisions of the Equity Incentive Plan and applicable law, grant other share-based awards to any director, officer, employee or consultant, other than those described above. Such awards are to be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including securities convertible into Common Shares).

Dividend Equivalents

Restricted share units, performance share units, deferred share units and, if so determined by the Plan Administrator in its discretion, other Common Share-based awards, shall be credited with dividend equivalents in the form of additional restricted share units, performance share units, deferred share units and other share-based awards, as applicable. Dividend equivalents shall vest in proportion to the awards to which they relate. Such dividend equivalents shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of restricted share units, performance share units and deferred share units, as applicable, held by the participant on the record date for the payment of such dividend, by (ii) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

If an award expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in its securities, then, notwithstanding any other provision of the Equity Incentive Plan, unless the delayed expiration would result in tax penalties, the award shall expire ten business days after the trading black-out period is lifted by the Corporation.

Terminations

All awards granted under the Equity Incentive Plan will expire on the date set out in the applicable award agreement, subject to early expiry in certain circumstances, provided that in no circumstances will the duration of an award granted under the Equity Incentive Plan exceed 10 years from its date of grant.

Termination of Employment or Services

The following table describes the impact of certain events that may, unless otherwise specified by the Plan Administrator at the grant date, lead to the early expiry of awards granted under the Equity Incentive Plan:

Event	Provisions
For all Participants – in the case of death or disability	• Acceleration of portion of next instalment due to vest • Forfeiture of all remaining unvested awards 30 days after the date of death or disability

Employees

Termination for cause	• Forfeiture of all unvested and vested awards

Termination other than for cause	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after termination and (ii) expiry date

Voluntary resignation	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after resignation and (ii) expiry date

Event	Provisions

Consultants

Voluntary resignation or termination due to breach of consulting agreement or arrangement	• Forfeiture of all unvested and vested awards

Termination other than for breach of consulting agreement or arrangement	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after termination and (ii) expiry date

Directors – ceasing to hold office other than due to death or disability	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days following termination and (ii) expiry date

Change in Control

Except as provided in an employment or written agreement, if an employee is terminated within 12 months following a change in control, all awards vest and options may be exercised until the earlier of (i) 90 days after termination and (ii) the expiry date of the option. However, the Equity Incentive Plan provides that in connection with a change in control, the Plan Administrator may (i) cause awards to be converted or exchanged into or for rights or other securities in any entity participating in or resulting from the change in control, (ii) cause any unvested or unearned awards to become fully vested or earned or free of restriction upon or immediately prior to the occurrence of such change in control, or (iii) replace the awards with other rights. Subject to certain exceptions, a change in control means (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (ii) the sale of all or substantially all of the assets or the dissolution of the Corporation, (iii) the acquisition of the Corporation via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (iv) individuals who comprise the Board at the last annual meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (v) such event the Board determines as being a change in control.

Non-Transferability of Awards

Subject to certain exceptions provided under the Equity Incentive Plan (including the assignment of awards to certain Permitted Assigns (as defined under National Instrument 45-106 Prospectus and Registration Exemptions, as amended from time to time)), and unless otherwise provided by the Plan Administrator, no assignment or transfer of awards granted under the Equity Incentive Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted.

Amendments to the Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determinates appropriate, provided that (i) no such amendment, modification, change, suspension or termination of the Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a holder or materially increase any obligations of a holder under the Equity Incentive Plan without the consent of such holder, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (ii) any amendment that would cause an award held by a Foreign Taxpayer (as such term is defined in the Equity Incentive Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(ii) of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, none of the following amendments shall be made to the Equity Incentive Plan without the approval of the Shareholders:

(a)	increasing the percentage of Common Shares reserved for issuance under the Equity Incentive Plan, except pursuant to the provisions in the Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

(c)	reducing the exercise price of an award except pursuant to the provisions in the Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)	extending the term of an award beyond the original expiry date (except in connection with a black-out period as described above);

(e)	permitting an award to be exercisable beyond 10 years from the date of grant (except in connection with a black-out period as described above);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person other than a Permitted Assign (as defined under National Instrument 45-106 Prospectus and Registration Exemptions, as amended from time to time) or for normal estate settlement purposes; or

(h)	deleting or otherwise limiting the amendments which require approval of the Shareholders.

Except for the items listed above, amendments to the Equity Incentive Plan do not require Shareholder approval. Such amendments include: (i) amending the general vesting provisions or restricted period of an award, (ii) amending the provisions for early termination of awards in connection with a termination of employment or service, (iii) adding covenants of the Corporation for the protection of the participants, (iv) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (v) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Pension Plan Benefits

The Corporation had no deferred compensation plans, pension plans, defined contribution plans or otherwise (collectively, the “Plans”), in place at any time during the year ended December 31, 2015. However, Rational Group did have a number of Plans in place during the same period, including a defined contribution plan for Isle of Man-located employees, effective April 2009 and still in effect as of the date of this Information Circular (the “RG IoM Pension Plan”). Each of Messrs. Ashkenazi, Rosenthal and Hazel were eligible to participate in the RG IoM Pension Plan during the year ended December 31, 2015, but only Mr. Hazel elected to participate. Messrs. Ashkenazi and Rosenthal instead elected to receive an “investment allowance” equal to an aggregate amount of 7% of their respective annual base salary, payable monthly.

The RG IoM Pension Plan was adopted by Rational Group to provide certain employees located in the Isle of Man with the opportunity to save for retirement on a tax-advantaged basis. The plan is accessible to all employees of Rational Group located in the Isle of Man from the first day of employment, and each such employee can leave the plan without penalty. Upon becoming a member of the RG IoM Pension Plan, each eligible participant is issued a personal policy, and all payments into the RG IoM Pension Plan are held exclusively in the relevant employee’s name. The relevant participant’s pension fund grows to retirement and the growth level through time will depend on a number of factors, including, but not limited to: (i) the amount of contributions the relevant employee and Rational Group make to the RG IoM Pension Plan, and (ii) the performance of the relevant fund(s) in which the participant’s contributions are invested. Participation in the RG IoM Pension Plan is voluntary. The plan provides that each eligible participant can contribute up to a maximum of 100% of its net earnings, subject to a maximum of £300,000. On the other hand, Rational Group contributes, on a yearly basis, an aggregate amount of 7% of the annual base salary of the relevant eligible employee, subject to certain limits imposed by applicable law.

There is a range of funds available to eligible participants under the RG IoM Pension Plan, which include the default investment option, as well as unit-linked funds and other options that can be selected by the participants based on their respective requirements and risk tolerance, as well as other elements determined from time to time by the participant and the fund administrator.

The administrator of the RG IoM Pension Plan charges a yearly fee equal to 1% of the fund value in order to manage the fund, without any other charges or penalties being imposed by the administrator. Under the RG IoM Pension Plan, the retirement age is 65; it being understood that a participant under the plan may be eligible for benefits thereunder from the age of 50 until the age of 75, subject to the terms and limitations set out in the RG IoM Pension Plan, irrespective of whether or not such participant has retired.

Eligible participants have the option of taking up to thirty percent (30%) of the accumulated fund(s) as a tax-free cash sum. The remainder of the fund(s) must be used to provide a pension, to be allocated in accordance with the relevant participant’s needs and wishes at the relevant time, subject to the policies of the RG IoM Pension Plan and applicable laws. The amount of pension an eligible participant will receive will be determined by the value of the fund(s) upon such participant’s retirement, the type of pension chosen, as well as the prevailing annuity rates. In addition, pursuant to recent amendments to applicable pension legislation, certain additional funds (currently up to approximately £70,000) may be accessed at favorable tax rates for members who are 55 years of age or older, subject to certain limitations and restrictions. To the extent a participant leaves employment with Rational Group, such participant will have the option to: (i) leave his or her benefits within the RG IoM Pension Plan where they will continue to grow in line with investment performance, (ii) continue to pay contributions going forward, or (iii) transfer the value of the investment in the plan to another arrangement or plan. If the eligible participant dies before retirement, the full value of the employee’s fund will be paid either as a cash sum or dependant’s pension, depending the circumstances at bar. The RG IoM Pension Plan accepts transfers from other pension arrangements and may be assigned in certain circumstances.

The following table presents certain information regarding the benefits received by Mr. Hazel pursuant to the RG IoM Pension Plan for the year ended December 31, 2015:

Name	Accumulated value at start of year	Compensatory	Accumulated value at year end
Michael Hazel, Interim Chief Executive Officer and Chief Financial Officer, Rational Group	$668,026(1)	$39,915(1)	$860,315(1)

Note:

(1)	The benefits accumulated by Mr. Hazel under the RG IoM Pension Plan are computed in Great Britain Pound Sterling, therefore the amounts accumulated under the RG IoM Pension Plan at the beginning of the 2015 financial year and at the end of the 2015 financial year were converted to Canadian dollars using an average exchange rate of 1.819 and 1.954 respectively.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth information concerning all amounts of compensation provided to the directors of the Corporation who are not members of the management of the Corporation for the year ended December 31, 2015.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Divyesh (Dave) Gadhia	75,000		22,233	—	—	—	97,233
Wesley K. Clark(2)	95,888		22,233	—	—	—	118,121
Aubrey Zidenberg	75,000		23,021				98,021
Harlan Goodson(2)	95,888		22,233	—	—	—	118,121

Notes:

(1)	The fair value of each granted Option was determined using the Black-Scholes option pricing model, according to IFRS 2 of the Handbook of the Canadian Institute of Chartered Accountants. The Corporation believes that this method produces a meaningful and reasonable estimate of fair value. The key assumptions used in the Black-Scholes option pricing model for calculating the value of the Options granted are as follows: risk free rate of 1.07 – 2.15% per annum, expected life of 3.25 – 6.25 years, a volatility of 52 – 60% and no dividend yield.
(2)	Messrs. Clark and Goodson are paid in U.S. dollars, therefore each element of their compensation was converted to Canadian dollars using an average exchange rate for the year ended December 31, 2015 of 1.2785.

Narrative Discussion

From January 1, 2015 until December 31, 2015, the annual retainers for the non-management directors remained unchanged at $75,000 (US $95,888), and no additional fees were paid to the directors for attendance at meetings, whether in person or telephonically. Additional fees may, however, be paid to the directors of the Corporation in connection with certain specific projects or mandates, including in connection with their role on certain committees formed from time to time, such as the Special Committee (as defined below). All directors are entitled to be reimbursed for reasonable travel expenses incurred with respect to their attendance at meetings of the Board. Furthermore, each director is eligible to receive awards under the Equity Incentive Plan.

During the year ended December 31, 2015, the Corporation granted each of Messrs. Clark, Gadhia, Goodson and Zidenberg Options to purchase up to 6,000 Common Shares. The aggregate cash compensation paid to the directors of the Corporation for services rendered in their capacities as directors during the financial year ended December 31, 2015, was approximately $341,776.

The Corporate Governance, Nominating and Compensation Committee recommends director compensation levels to the Board, including compensation to be paid to the Chair of the Board and those acting as committee chairs, and shall set compensation levels that adequately reflect the applicable responsibilities being assumed.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2015 for each individual who acted as director of the Corporation but who was not a member of the management of the Corporation for the year ended December 31, 2015.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Divyesh (Dave) Gadhia	6,000	27.26	September 18, 2022	—	—	—	—
	6,000	31.30	September 8, 2021	—	—	—	—
	12,500	4.20	September 4, 2019	165,375	—	—	—
	10,000	1.00	July 21, 2017	164,300	—	—	—
Wesley K. Clark	6,000	27.26	September 18, 2022	—	—	—	—
	6,000	31.30	September 8, 2021	—	—	—	—
	12,500	4.20	September 4, 2019	165,375	—	—	—
	10,000	1.00	July 21, 2017	164,300	—	—	—
Aubrey Zidenberg	6,000	27.26	September 18, 2022	—	—	—	—
	6,000	31.30	September 8, 2021	—	—	—	—
	10,000	4.90	January 10, 2020	125,300	—	—	—
Harlan Goodson	6,000	27.26	September 18, 2022	—	—	—	—
	6,000	31.30	September 8, 2021	—	—	—	—
	12,500	4.20	September 4, 2019	165,375	—	—	—
	10,000	1.00	July 21, 2017	164,300	—	—	—

Note:

(1)	These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of $17.43 on December 31, 2015 and the exercise price of the respective Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information for each individual who acted as director of the Corporation but who was not a member of the management of the Corporation concerning the value vested of the options-based awards during the year ended December 31, 2015.

Name	Option-based awards Value vested during the year(1) ($)	Non-equity incentive plan compensation Value vested during the year ($)
Divyesh (Dave) Gadhia	72,813	—
Wesley K. Clark	72,813	—
Aubrey Zidenberg	63,750	—
Harlan Goodson	72,813	—

Note:

(1)	These amounts are calculated based on the difference between the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2015 and the exercise price of the respective Options as if such Options had been exercised on such vesting dates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below summarizes information in relation to the Common Shares reserved for issuance under each of the Stock Option Plan and the Equity Incentive Plan as of December 31, 2015. The Stock Option Plan and the Equity Incentive Plan are the only equity-based incentive plans of the Corporation under which equity securities are currently authorized for issuance.

Plan	Number of securities to be issued upon exercise of outstanding Options or other equity-based awards	Weighted average exercise price of outstanding Options and other equity-based awards	Number of securities remaining available for future issuance under each of the Stock Option Plan and the Equity Incentive Plan (excluding securities reflected in the first column)
Stock Option Plan	8,898,119	$19.47	0
Equity Incentive Plan	3,102,700	$24.21	1,341,800

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has purchased a directors’ and officers’ liability insurance policy with an annual aggregate limit of $150,000,000 (the “Primary Liability Policy”) as well as $70,000,000 of additional coverage in excess of the Primary Liability Policy, as well as primary coverage for certain exclusions contained in the Primary Liability Policy for itself, any of its subsidiaries and its and their directors and officers. The premium paid by the Corporation in the financial year ended December 31, 2015, in respect of the directors and officers of the Corporation as a group was approximately $2,625,000. No part of the premium was paid by any director or officer. The deductible in respect of any claim ranges from $0 to $2,500,000 depending on the nature of the claim, as well as an additional $70,000 in coverage under a separate directors and officers civil liability insurance policy.

Moreover, the Corporation has entered into indemnification agreements with its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

The Corporate Governance, Nominating and Compensation Committee is responsible for assessing the directors and officers insurance policy of the Corporation and making recommendations to the Board for its renewal or amendment or the replacement of the insurer.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of May 27, 2016, no executive officer, director, proposed nominee for election as a director or employee, former or present, of the Corporation was indebted to the Corporation including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Corporation.

MANAGEMENT CONTRACTS

Management functions of the Corporation and its subsidiaries are not, to any degree, performed by a person or persons other than the directors or executive officers of the Corporation or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Corporation’s knowledge, no material transaction involving the Corporation or any of its subsidiaries has been entered into since the beginning of the Corporation’s most recently completed financial year, or are proposed to be entered into, in which any director or executive officer of the Corporation, or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares or any director or executive officer of such persons or of any subsidiary of the Corporation or any proposed director of the Corporation and each of their associates or affiliates has had or expects to have a direct or indirect material interest. Notwithstanding the foregoing, on February 1, 2016, Amaya announced that it received an indication from Mr. Baazov regarding his intention to make an all-cash proposal to acquire Amaya (the “Acquisition Proposal”) and that the Board had established a special committee of independent directors (the “Special Committee”), chaired by Amaya’s current Interim Chairman and Lead Independent Director, Divyesh (Dave) Gadhia, to review any such proposal as well as other alternatives available to Amaya. The Special Committee appointed Barclays Capital Canada Inc. to act as financial advisor to the Special Committee under a broad mandate to assist in considering the foregoing and engaged Moelis & Company LLC to provide an independent formal valuation of Amaya’s securities in connection with the Acquisition Proposal.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is of the view that maintaining effective corporate governance practices is an important factor which contributes to the general success of the Corporation. The Board has adopted specific policies regarding corporate governance, including without limitation a mandate for the Board (the “Board Mandate”), and charters for each of its committees, position descriptions for the roles of Chief Executive Officer, Chair of the Board and Lead Independent Director, a code of business conduct, corporate governance guidelines and a whistleblower policy. Copies of the Board Mandate, the charters for the Board committees as adopted and amended from time to time, the position descriptions for the roles of Chief Executive Officer, Chair of the Board and Lead Independent Director, the corporate governance guidelines, as these are adopted and amended from time to time, as well as such other policies that may be adopted by the Corporation from time to time, may be, in each case as required by applicable law or as the Corporation otherwise determines, available on the Corporation’s website at www.amaya.com, and the disclosure provided under this section of this Information Circular pertaining to these matters, is qualified in its entirety by reference to the full text thereof.

Board

Pursuant to the Board Mandate, the Board is to be constituted at all times of a majority of individuals who meet or exceed the independence requirements of the NASDAQ Stock Market LLC (the “NASDAQ Rules”) and who are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board considers all relevant facts and circumstances in making a determination of independence for each director and, as appropriate, imposes independence requirements more stringent than those provided for by NASDAQ Rules and/or NI 58-101 to the extent required by Canadian or U.S. securities laws, including rules and policies promulgated by the U.S. Securities and Exchange Commission and the TSX. Generally, pursuant to such requirements, a director is considered “independent” of the issuer if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgment, provided that if certain relationships specified in such requirements are in effect the individual is deemed to be not independent. Currently, the Board is comprised of six directors, namely Messrs. Baazov, Sebag, Gadhia, Clark, Goodson and Dr. Zidenberg, of whom four, namely Messrs. Gadhia, Clark, Goodson and Dr. Zidenberg, have been affirmatively determined by the Board to be independent for the purposes of the NASDAQ Rules and NI 58-101. Messrs. Baazov and Sebag are not considered independent as each of them is either a member of the Corporation’s management or a significant shareholder of the Corporation. On May 16, 2016, Mr. Baazov and Mr. Sebag announced that they would not be standing for re-election as directors at the Meeting, and the Board nominated Messrs. Alfred F. Hurley, Jr. and Paul J. McFeeters to fill the resulting vacancies, as referenced under the “Business of the Meeting – Election of Directors” heading above.

The Board is of the opinion that its current size is adequate and facilitates the efficiency of its deliberations, while ensuring a diversity of opinion and experience. The Corporation believes that each and every proposed director is eager to fulfil his obligations and assume his responsibilities in the best interests of the Corporation and the Shareholders. The independent directors of the Board shall meet independently of management, including after Board meetings on an as-needed basis during the year.

Mr. Gadhia is the Interim Chairman of the Board and chairs meetings of the Board. Mr. Gadhia is also the Board’s Lead Independent Director and has been a director of the Corporation since 2010. The Board believes that Mr. Gadhia’s role as Lead Independent Director and his prior experience make him uniquely suited to fulfill his role as Interim Chairman of the Corporation.

In addition to the appointment of a Lead Independent Director and the current separation of the Chairman and Chief Executive Officer roles, the Board also provides leadership for its independent directors by formal Board meetings, encouraging independent directors to bring forth agenda items, and providing independent directors with access to senior management, outside advisors, and unfettered access to information regarding the Corporation’s activities. The relatively small size of the Board facilitates this process. As of the date of this Information Circular, both committees of the Board are composed of all independent directors.

Directorships

Listed in the table below are the current directors and director nominees of the Corporation who serve on the boards of directors of other reporting issuers (or the equivalent, including public companies of the United States):

Name of Director	Current Role with the Corporation	Other Current Directorships
Wesley K. Clark	• Director	• Bankers Petroleum Ltd. • BNK Petroleum, Inc. • Rentech Inc. • Petromanas Energy Inc. • root9B Technologies, Inc. • The Grilled Cheese Truck, Inc.
Alfred F. Hurley, Jr.	• Director nominee	• New Mountain Finance Corporation
Paul J. McFeeters	• Director nominee	• Constellation Software Inc.
Aubrey Zidenberg	• Director	• Innova Gaming Group Inc.

Position Descriptions

The Corporation has adopted formal position descriptions for the Chair of the Board, the Chief Executive Officer and the Lead Independent Director.

Chair of the Board

The primary responsibility of the Chair of the Board is to provide leadership to the Board to enhance Board effectiveness, including supervising management of the Corporation and overseeing the relationships between the Board, Shareholders and other stakeholders of the Corporation.

In general, the Chair fulfills his or her responsibility by, among other things: (i) overseeing the Board’s discharge of its duties and the delegation of responsibilities to all Board committees; (ii) organizing and presenting the agenda for Board meetings; (iii) assisting in reviewing and monitoring the long term business plan, strategies and policies of the Corporation and the achievement of their objectives; (iv) presiding over meetings of the Board; and (v) facilitating appropriate communication with management, senior officers and shareholders.

Chief Executive Officer

The primary responsibility of the Chief Executive Officer is to lead the Corporation by providing a strategic direction for the growth and profitable operation of the Corporation.

The Chief Executive Officer will be expected, in fulfilling his or her primary responsibilities, to: (i) oversee the appropriate management of day-to-day business affairs of the Corporation; (ii) develop and implement the Corporation’s business plan and strategies; (iii) keep the Board informed in a timely and candid manner of the progress of the Corporation towards the achievement of its established goals and of all material deviations from such goals or objectives; and (iv) take steps to build an effective management team.

Lead Independent Director

The primary responsibility of the Lead Independent Director, who must be an independent director, is to facilitate the functioning of the Board and to facilitate its exercise of independent judgment in fulfilling its responsibilities when the Chair of the Board is not an independent director. The Lead Independent Director’s other responsibilities include: (i) acting as a liaison between the Chair of the Board and the independent directors, including serving as an independent contact for directors on matters deemed to be inappropriate to be discussed initially with the Chair of the Board or in other situations where the Chair of the Board is not available (in each case to the extent that the Chair is not also the Lead Independent Director or not otherwise independent), (ii) communicating the views of the independent directors, Shareholders and other stakeholders of the Corporation to the Chair of the Board (if not the same individual) and senior management, and (iii) presiding over in camera independent director meeting.

Although the Board has not developed written position descriptions for the chairs of the Audit Committee and the Corporate Governance, Nominating and Compensation Committee, such positions are described in some detail in the charter of each committee.

The primary responsibility of the chairs of the Corporate Governance, Nominating and Compensation Committee and Audit Committee is to lead the relevant committee, including by preparing the agenda in consultation with other committee members and members of management, presiding over the meetings, making committee assignments and reporting to the Board following each meeting and as otherwise necessary.

Orientation and Continuing Education

The Corporate Governance, Nominating and Compensation Committee is currently responsible for the oversight of the orientation of new directors to familiarize them with the Corporation’s business and operations, including the Corporation’s reporting structure, strategic plans, significant financial, accounting and risk issues and compliance programs and policies, management and the external auditors, as well as ongoing educational opportunities for all directors.

The Board believes that it is important to orient new directors to the operations of the Corporation’s business and their role as a director and committee member, if applicable. To this end, management provides new members with, among other things, past Board materials and other private and public documents concerning the Corporation (including, but not limited to, the code of business conduct, whistleblower policy, confidentiality, disclosure and trading policy, the Board mandate and committee charters, corporate governance guidelines and position descriptions for the Chief Executive Officer, Chairman of the Board and Lead Independent Director), provides for tours at Amaya’s expense at its facilities, and meetings with senior executives. Management also provides new directors with access to all of the Corporation’s background documents and records, including by-laws, corporate policies, organization structure and prior board and committee minutes. In addition, management makes a presentation to new directors regarding the nature and operations of our business.

To facilitate ongoing education, the directors are encouraged to communicate with management and the auditors, to keep themselves current with industry trends and developments and changes in legislation with the Corporation’s assistance, to attend industry seminars and to observe the Corporation’s operations first-hand. Although the Board oversees ongoing educational opportunities, no formal continuing education program currently exists for the Corporation’s directors; however, the Corporation encourages its directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each of the Corporation’s directors also has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director. Individual directors are encouraged to identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings. In addition, independent directors Mr. Goodson, Mr. Gadhia and Dr. Zidenberg have extensive experience in the gaming industry.

The Corporation’s management ensures that the Board has timely access to the information it needs to carry out its duties. Directors receive a comprehensive package of information prior to each Board and Committee meeting.

Ethical Business Conduct

The Corporation has adopted a written code of business conduct (the “Code”) for the Corporation’s directors, officers and employees. The Code constitutes written standards that are designed to deter wrongdoing and promote, among other things: (i) honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) avoidance of conflicts of interest, including disclosure to a director or officer of the Corporation of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest; (iii) safeguarding of the Corporation’s confidential information and integrity and protection of business information; (iv) maintenance of a healthy and safe work environment that is free of discrimination and harassment; (v) protection of employee privacy and personal information; (vi) dealing responsibly with persons outside the Corporation, including compliance with anti-corruption laws and lobbying legislation; (vii) compliance with other applicable governmental laws, rules and regulations; (viii) the prompt reporting to a director or officer (or if appropriate, to applicable authorities) of violations of the Code; and (ix) accountability and responsibility by all directors, officers and employees for adherence to the Code.

The Corporation monitors compliance with the Code and recommends disclosures as and when appropriate and required in accordance therewith. In addition, the Corporation reviews the Code with a view of complying with all applicable rules and regulations, receiving regular reports from management with respect to compliance with the Code, and satisfying itself that management has established a system to disclose the Code (and any amendments thereto) to the extent required. The Board monitors compliance with the Code by reserving the right to audit such compliance and through the Corporation’s existing “whistleblower” policy, which provides a procedure for the submission of information by persons relating to possible violations of the Code. In addition to the Code, Amaya has adopted a number of other policies and practices related to appropriate business conduct, including, without limitation, an Anti-Bribery & Anti-Corruption Policy for all employees, directors and officers of the Corporation. The Code is available on SEDAR at www.sedar.com, Edgar at www.sec.gov and the Corporation’s website at www.amaya.com.

Moreover, Amaya has a formal compliance committee (the “Compliance Committee”) currently comprised of an independent director and external advisors, including formal law enforcement and regulatory professionals. Amaya’s Compliance Committee is also charged with overseeing all aspects of compliance with gaming regulatory and other corporate compliance matters. The Compliance Committee strives to ensure the good character, honesty and integrity of Amaya, its subsidiaries and employees, and that it conducts its business affairs in an honest, moral and ethical fashion and in compliance with applicable laws, rules, regulations and other conditions imposed by applicable gaming and related regulatory authorities. The Compliance Committee also strives to protect Amaya’s reputation and prevent it from taking any action that could jeopardize its existing licenses and approvals or its ability to obtain any additional licenses or approvals. The members of the Compliance Committee are listed on Amaya’s website at www.amaya.com.

Nomination of Directors and Succession

The Corporate Governance, Nominating and Compensation Committee, which is composed entirely of independent directors (as determined based on the standards set forth under “Statement of Corporate Governance Practices – Board”), is responsible for, among other things, identifying, recruiting and recommending to the Board qualified nominees for election as directors of the Corporation, reviewing the size of the Board from time to time and reviewing on an annual basis the competencies, skills and personal qualities of each existing director, and those competencies, skills and personal qualities that are required of directors in order to add value to the Corporation in light of the opportunities and risks facing the Corporation, the Corporation’s proposed strategy, the independence of the Board and the Corporation’s other corporate governance guidelines and policies.

In considering potential nominees for election as directors, the Corporate Governance, Nominating and Compensation Committee considers a number of factors, including those set out above, together with the independence, background, employment and qualifications of potential nominees and the alignment of such potential nominees’ competencies, skills and personal qualities with the Corporation’s needs. The Corporate Governance, Nominating and Compensation Committee recommends to the Board a proposed list of nominees for election as directors by the Shareholders in connection with each meeting of Shareholders at which directors are to be elected.

The Corporation’s corporate governance guidelines provide that no person shall be appointed or elected as a director after reaching 75 years of age. However, the Board has decided not to adopt term limits for the directors, believing that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight of the Corporation and, therefore can be expected to provide an increasing contribution to the Board. The Board recognizes the value of some turnover in Board membership and the Corporate Governance, Nominating and Compensation Committee is mandated annually to consider and recommend changes the composition of the Board.

The Corporate Governance, Nominating and Compensation Committee also has responsibility for reviewing, with the Chair of the Board and the Chief Executive Officer, the succession plans relating to the position of Chief Executive Officer and generally with respect to other senior positions, and to make recommendations to the Board with respect to the selection of individuals to occupy these positions, including reviewing plans in respect of an unexpected incapacitation of the Chief Executive Officer.

Board Mandate

The Board is responsible for the stewardship of the business and affairs of the Corporation, including, without limitation, the appointment of management, strategic planning, monitoring of financial performance, financial reporting and risk management.

The Board is responsible for, among other things: (i) approving the appointment of the Chief Executive Officer and all other senior management, and approving their compensation; (ii) satisfying itself as to the integrity of the management team and that they create a culture of integrity throughout the Corporation; (iii) approving its composition and size, selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation; and (iv) reviewing, questioning and approving the mission of the Corporation and its strategy, objectives and goals. In addition, the Board is responsible for: (i) monitoring of the Corporation’s performance and progress towards its strategic and operational goals; (ii) overseeing the identification and management of the Corporation’s principal business risks; (iii) approving and monitoring compliance with significant policies and procedures by which the Corporation operates; (iv) overseeing communications with Shareholders, employees, financial analysts, governments, regulatory authorities, media and Canadian and international communities; and (v) overseeing the accurate, timely and complete disclosure of all financial and other information or developments that have a significant and material impact on the Corporation.

Compensation

In addition to the items listed above under “Statement of Corporate Governance Practices – Nomination of Directors” the Board, after reviewing recommendations of the Corporate Governance, Nominating and Compensation Committee, is responsible for approving executive and director compensation, including with respect to: (i) compensation of the Corporation’s Chief Executive Officer and other members of senior management, and (ii) compensation disclosure in the annual report on executive compensation for inclusion in the Corporation’s management information circular. The Corporate Governance, Nominating and Compensation Committee has authority to retain independent compensation advisors and considers the independence of its external compensation advisors.

Refer to section “Statement of Executive Compensation – Compensation Discussion and Analysis – General” for additional details regarding the role and activities of the Corporate Governance, Nominating and Compensation Committee.

Other Board Committees

The Board has two committees: the Audit Committee and the Corporate Governance, Nominating and Compensation Committee. The Board has established these committees to assist it in fulfilling its mandate and to satisfy various regulatory obligations. The Board oversees the establishment and operation of all of its committees and the appointment, compensation and conduct of their members. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues. Refer to section “Audit Committee Information” for a description of the function of the Audit Committee.

Assessments

The Corporate Governance, Nominating and Compensation Committee is responsible for making an annual assessment of the overall performance and effectiveness of the Board and each committee, the Chair of the Board, each committee chair and each director and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. This process takes into consideration: (i) the solicitation and receipt of comments from directors; (ii) the Board Mandate; (iii) the charter of each of the Corporate Governance, Nominating and Compensation Committee and the Audit Committee (the “Audit Committee Charter”); and (iv) the performance of each individual director. The Corporate Governance, Nominating and Compensation Committee considers the performance of directors in determining whether to recommend that they be nominated for re-election. These assessments are currently done on an informal basis through discussion at committee and Board meetings due to the small size of the Board and its committees.

Diversity

The Corporation values the benefits diversity can bring to the Board, including diversity of personal characteristics such as age, gender, character, geographic residence, business experience (including financial skills and literacy), functional expertise, demonstrated leadership, stakeholder expectations and culture. To this end, the Corporation has adopted a diversity policy (the “Diversity Policy”) that makes diversity of the Board one of the criteria for the Corporate Governance, Nominating and Compensation Committee to consider in recruiting and selecting potential directors. The Corporation believes that board diversity promotes the inclusion of different perspectives and ideas, and ensures that the Corporation has the opportunity to benefit from all available talent.

The Corporate Governance, Nominating and Compensation Committee periodically assesses the skills, experience, knowledge and background of its directors in light of the needs of the Board, including the extent to which the current composition of the Board reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. The Corporate Governance, Nominating and Compensation Committee is committed to a merit-based system for Board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter is not tolerated. When identifying suitable candidates for appointment to the Board, the Corporate Governance, Nominating and Compensation Committee will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board. Any search firm engaged to assist the Board or the Corporate Governance, Nominating and Compensation Committee in identifying candidates for appointment to the Board shall be directed to include women candidates and women candidates will be included in the Board’s evergreen list of potential Board nominees. The Corporation does not currently have set targets regarding the number or percentage of women on the Board but in accordance with the Diversity Policy, it will consider adopting targets for specific Board diversity characteristics. The Corporate Governance, Nominating and Compensation Committee will review the Diversity Policy on an annual basis and assess its effectiveness in promoting a diverse Board which includes an appropriate number of women directors.

At the executive level, the Corporation is focused on finding talent to grow and expand its business. As such, it focuses on recruiting and retaining executive talent needed to develop and implement the Corporation’s strategy, objectives and goals without regard for the gender of potential candidates for executive officer positions. For this reason, the Corporation has not adopted a target regarding women in executive officer positions. Currently, none of the Board members or executive officers of the Corporation are women.

AUDIT COMMITTEE INFORMATION

Purpose

The Audit Committee is established to fulfil applicable public company obligations respecting audit committees and to assist the Board in discharging its oversight responsibilities with respect to financial reporting to ensure the transparency and integrity of the Corporation’s published financial information. The Audit Committee’s responsibilities include overseeing: (i) the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal controls over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements; (ii) the qualifications, independence, retention, compensation and work of the Corporation’s external auditors; (iii) the work of the Corporation’s financial management and internal auditors; (iv) enterprise risk management, privacy and data and information security; and (e) the auditing, accounting and financial reporting process generally. The Audit Committee is also responsible for pre-approving all non-audit services, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters and for any additional matters delegated to the Audit Committee by the Board.

The Audit Committee has the right, for the purposes of performing its duties, to maintain direct communication with the Corporation’s external auditor and the Board, to inspect all books and records of the Corporation and its subsidiaries, to seek any information it requires from any employee of the Corporation and its subsidiaries, and to retain independent outside counsel or other advisors.

The Audit Committee is required to be comprised of a minimum of three directors, each of whom must be “independent” and “financially literate” and “financially sophisticated”, and otherwise qualified within the meaning of applicable securities law and the rules of any applicable stock exchange. At least one member of the Audit Committee must also qualify as an “audit committee financial expert”, as defined by the applicable rules of the United States Securities and Exchange Commission (the “SEC”). The Audit Committee meets regularly and as often as it deems necessary to perform the duties and discharge its responsibilities in a timely manner, but is required to meet at least four times a year. The Audit Committee also conducts a self-evaluation at least annually to determine whether it and its members are functioning effectively, and report its conclusion to the Board.

Audit Committee Charter

The current Audit Committee Charter was adopted on March 14, 2016. The full text of the Audit Committee Charter is available on the Corporation’s website at www.amaya.com, and the disclosure provided under this section of this Information Circular, i.e., “Audit Committee Information”, is qualified in its entirety by reference to the full text thereof.

Composition

The Audit Committee is currently composed of Messrs. Goodson, Clark and Gadhia, each of whom is “independent” and “financially literate” within the meanings of applicable Canadian securities laws, and “independent” and “financially sophisticated” within the meanings of the applicable rules of the SEC and NASDAQ. Mr. Gadhia is the “audit committee financial expert” within the meaning of the applicable rules of the SEC.

Relevant Education and Experience

Each member of the Corporation’s Audit Committee has an understanding of the generally accepted accounting principles applicable to the Corporation, i.e., International Financial Reporting Standards (as issued by the International Accounting Standards Board), and has the ability to understand a set of financial statements that presents a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements and its internal controls over financial reporting.

All three members of the Corporation’s Audit Committee serve or have served on a number of other boards of directors and have acquired financial education and/or experience that would result in them being “financially literate” and “financially sophisticated”.

Name of Director	Relevant Financial Education and Experience	Other Current Public Company Directorships
Harlan Goodson	• Lawyer • Accounting course • Former audit committee member of a NASDAQ-listed company	• None
Divyesh (Dave) Gadhia	• Chartered Accountant	• None
Gen. Wesley K. Clark	• Participated in the review of financial statements while a director on various boards • Investment banking experience and holds certain securities licenses	• Bankers Petroleum Ltd. • BNK Petroleum, Inc. • Rentech Inc. • Petromanas Energy Inc. • root9B Technologies, Inc. • The Grilled Cheese Truck, Inc.

Pre-approval Policies and Procedures for Audit Services

The Audit Committee has established a practice of pre-approving all audit, audit-related, non-audit, tax and certain other services provided by the external auditor, in each case in compliance with applicable rules and guidance on the qualification and independence of external auditors. This practice is also set forth in a pre-approval policy adopted by the Audit Committee. In accordance with the Audit Committee’s pre-approval practice and policy, before the Corporation or any of its subsidiaries engages the external auditor to render a service, the engagement must be either (i) specifically approved by the Audit Committee or (ii) entered into pursuant to the pre-approval policy. This is intended to ensure, among other things, that the provision of such services does not impair the external auditor’s independence. The Audit Committee has delegated to its Chairman, Mr. Goodson, the authority, between regularly scheduled meetings of the Audit Committee, to pre-approve such services to the extent they were not previously presented at a meeting of the Audit Committee. All such pre-approvals by the Chairman of the Audit Committee are reported by him at the next meeting of the Audit Committee following the pre-approval. The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the external auditor.

External Auditor Service Fees

On September 17, 2014, the Corporation changed its independent external auditor and the Board appointed Deloitte Canada, as successor auditor to Richter LLP (“Richter”). On September 15, 2015, the Corporation changed its then independent external auditor, Deloitte Canada, and the Board appointed Deloitte UK, as successor auditor to Deloitte Canada.

The aggregate fees billed by Richter for the period commencing on January 1, 2014 and ending on September 17, 2014, were as follows:

Description	January 1, 2014 to September 17, 2014
Audit Fees(a)	$0
Audit – Related Fees(b)	$0
Tax Fees and Tax Advisory Services(c)	$0
All Other Fees(d)	$116,805

The aggregate fees billed by Deloitte and all of its affiliates for the period commencing on September 17, 2014 and ending on December 31, 2014, as well as for the fiscal year ended December 31, 2015, were as follows:

Description	January 1, 2015 to December 31, 2015	September 17, 2014 to December 31, 2014
Audit Fees(a)	$3,477,000	$1,845,000
Audit – Related Fees(b)	$371,000	$51,000
Tax Fees and Tax Compliance and Advisory Services(c)	$605,000	$166,000
All Other Fees(d)	$813,000	$0

Notes:

(a)	“Audit Fees” means the aggregate fees billed by the Corporation’s independent external auditor for audit services related to the annual financial statements of the Corporation and its consolidated subsidiaries, and for services provided in connection with statutory and regulatory filings or similar engagements. In addition, audit fees include the cost of translation of various annual continuous disclosure documents of the Corporation (2014 – audit services provided by Deloitte Canada).
(b)	“Audit-Related Fees” means the aggregate fees billed for assurance and related services by the Corporation’s independent external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, including, without limitation, other attest services not required by statute or regulation.
(c)	“Tax Fees” and “Tax Compliance and Advisory Services” means the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance and assistance with various other tax related questions.
(d)	“All Other Fees” means the aggregate fees billed in the applicable fiscal year for products and services provided by the Corporation’s previous independent external auditors, Richter and Deloitte Canada, as applicable, other than the services reported under clauses (a), (b) and (c), above.

RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Under the Business Corporations Act (Québec), a registered holder or beneficial owner of Common Shares that will be entitled to vote at the next annual meeting of Shareholders may submit to the Corporation, before January 21, 2017, a proposal in respect of any matter to be raised at such meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com under the Corporation’s profile. Copies of the Corporation’s latest consolidated audited financial statements and any interim consolidated financial statements as well as any management’s discussion and analysis thereon are also available on request from the Secretary of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

APPROVAL OF THE INFORMATION CIRCULAR

The content and transmission of this Information Circular have been approved by the Board.

Montréal, Québec, May 27, 2016.

(s) Divyesh (Dave) Gadhia
Interim Chairman of the Board of Directors

SCHEDULE “A”

CHANGE OF AUDITOR REPORTING PACKAGE

(See attached.)

AMAYA INC.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL INSTRUMENT 51-102

TO:	Deloitte LLP, Montréal, Québec, Canada (“Deloitte Canada”)
Deloitte LLP, London, England, United Kingdom (“Deloitte UK”)

AND TO:	Autorité des marchés financiers
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs/Mesdames:

Notice is hereby given, pursuant to Section 4.11 of NI 51-102, of a change of independent auditor of Amaya Inc. (the “Corporation”).

1.	Deloitte Canada, the former independent auditor of the Corporation, tendered its resignation effective September 14, 2015 and the board of directors of the Corporation (the “Board”) has appointed Deloitte UK as successor independent auditor in its place.

2.	Deloitte Canada resigned on its own initiative as a result of the recent changes in its corporate structure and the geographical location of the Corporation’s remaining operations, which are primarily outside of North America.

3.	The resignation of Deloitte Canada and appointment of Deloitte UK in its place has been recommended by the Audit Committee of the Board and approved by the Board.

4.	There have been no reservations contained in Deloitte Canada’s report on the Corporation’s financial statements for the year ended December 31, 2014 and Deloitte Canada did not otherwise express a modified opinion thereon. Deloitte Canada did not audit the Corporation’s financial statements for the year ended December 31, 2013.

5.	There are no reportable events (as defined under 4.11(1) of NI 51-102).

Signed this 15th day of September 2015.

AMAYA INC.

By:	/s/ Daniel Sebag
Daniel Sebag
Chief Financial Officer

Deloitte LLP
La Tour Deloitte
1190 Avenue des Canadiens-de-
Montréal
Suite 500
Montreal QC H3C 0M7
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

September 15, 2015

To:	Autorité des marchés financiers
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change in auditor notice of Amaya Inc. dated September 15, 2015 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements contained in the Notice.

Yours very truly,

1	CPA auditor, CA, public accountancy permit No. A118581

cc: Amaya Inc.

Deloitte LLP
2 New Street Square
London EC4A 3BZ

Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
LDE: DX 599
www.deloitte.co.uk

15 September 2015

To:

Autorité des marchés financiers

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs/Mesdames:

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 5l-102, we have reviewed the change of auditor notice of Amaya Inc. dated 15 September 2015 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements 1 to 4 and we have no basis to agree or disagree with statement 5 contained in the Notice.

Yours faithfully,

Deloitte LLP

CC: Amaya Inc.

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom.

Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.